UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         -------------------------------

                                   FORM 10-SB

                         -------------------------------



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                SMALL BUSINESS ISSUERS Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                       ----------------------------------
                 (Name of Small Business Issuer in its charter)



                   Nevada                                91-1955323
                   ------                                ----------
      (State or other jurisdiction of                 (I.R.S. Employer
      (incorporation or organization)              Identification Number)



      516 W. Sprague Ave., Spokane, WA                      99201
  ----------------------------------------                ----------
  (Address of principal executive offices)                (zip code)


                                 (509)-744-8590
                                 --------------
                            Issuer's Telephone Number



           Securities to be registered under section 12(b) of the Act:


       Title of Each Class                 Name on each exchange on which
        to be registered                   each class is to be registered
     ----------------------                -------------------------------



           Securities to be registered under section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

                                Table of Contents


Part I         ............................................................... 3

Item 1.        Description of Business........................................ 3
Item 2.        Management's Discussion and Analysis or Plan of Operation......14
Item 3.        Description of Property........................................17
Item 4.        Security Ownership of Management and Others
                   and Certain Security Holders...............................17
Item 5.        Directors, Executives, Officers, Promoters and Control Persons.17
Item 6.        Executive Compensation.........................................18
Item 7.        Certain Relationships and Related Transactions.................19
Item 8.        Description of Securities......................................19

Part II        .............................................................. 20


Item 1.        Market Price of and Dividends of the Registrant's
                   Common Equity and Other Shareholder Matters................20
Item 2.        Legal Proceedings..............................................21
Item 3.        Changes in and Disagreements with Accountants..................21
Item 4.        Recent Sales of Unregistered Securities........................21
Item 5.        Indemnification of Directors and Officers......................22

Part F/S       ...............................................................25

Item 1.        Financial Statements...........................................25

Part III       ...............................................................49

Item 1.        Index to Exhibits..............................................49
Item 2.        Description of Exhibits........................................49

Signature Page ...............................................................49

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto which appear later in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "we" or "us" or "our"' and
"historical-autographs.com" refer to Historical Autographs U.S.A., Inc., a Nevada corporation, (b) the "Web" refers to the World Wide Web and (c) the "site" refers to our Web site.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

The Registrant, Historical Autographs U.S.A., Inc., cautions readers that certain important factors may affect our actual results. These factors could cause such results to differ materially from any forward-looking statements deemed to have been made in this Document or that are made by or on behalf of the Registrant. For this purpose, any statements in this Document that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers. These statements pertain to, among other things:
(i) trends affecting our financial condition or results of operations for our limited history; (ii) our business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) our financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, dependence on continued growth in the use of the Internet, our limited experience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies additional factors that could adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Registrant are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in our filings with the Securities and Exchange Commission.

A.  THE COMPANY, ORGANIZATION AND INITIAL CAPITAL STRUCTURE

Historical Autographs U.S.A., Inc. was organized by filing its Articles of Incorporation in the State of Nevada on February 1, 1999. We are an e-Commerce company engaged in the business of acquiring and marketing historical documents such as letters, photographs and signatures of governmental, political and military figures, inventors, Nobel Prize winners, significant physicians, scientists, explorers, aviators and astronauts, entertainers, musicians, composers, authors, artists, clergymen, judges, lawyers, and well-known athletes, among others.

We market historical documents over the Internet, through our Web site, http://www.historical-autographs.com. We have had minimal operations and very limited revenues. From inception the Company has accumulated an operating deficit of $2,985. For the year ended December 31, 2000, our gross revenues were $85,451 from the sale of seven documents with an average single document sale price of $12,121. Accordingly, we have realized only minimal revenue from sales and had a net income of $5,260 for the year ended December 31, 2000. Our executive offices are located at 516 W. Sprague Ave., Spokane, WA 99201 and our telephone and facsimile numbers are (509) 744-8590 and (509) 623-0121, respectively.

Our original Articles of Incorporation authorize the issuance of thirty million (30,000,000) shares of stock, including twenty five million (25,000,000) shares of common stock at par value $0.001 per share and five million (5,000,000) shares of Preferred stock at par value $0.001 per share.

We were incorporated on February 1, 1999, in the state of Nevada under the name Historical Autographs U.S.A., Inc. In connection with our formation, a total of five hundred thousand (500,000) shares of common stock were purchased by our President and Secretary, on February 15, 1999. On April 20, 1999, we completed a private placement of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. During this offering, we sold eighty five thousand (85,000) shares of the Company's common stock to forty-four (44) unaffiliated shareholders at the private placement offering price of $1.00 per share. On March 12, 1999, we filed an original Form D with the Securities and Exchange Commission regarding this offering.

As of December 31, 2000 and the date of this filing, the Company has five hundred eighty five thousand shares (585,000) shares of its $0.001 par value common voting stock issued and outstanding. These shares are held by forty-seven
(47) shareholders of record, including the President and Corporate Secretary.

B.  BUSINESS OF ISSUER

1.   General
     -------

Historical Autographs U.S.A., Inc. is an e-Commerce based Company engaged in the business of acquiring and marketing historical documents such as letters, photographs and signatures of governmental political and military figures, inventors, Nobel Prize winners, significant physicians, scientists, explorers, aviators and astronauts, entertainers, musicians, composers, authors, artists, clergymen, judges, lawyers, and well-known athletes, among others. Most of the documents were written or executed by persons now deceased however, a number were written or executed by persons still living, particularly in the entertainment, sports and political arenas.

2.   Principal Products and Services
     -------------------------------

As of June 30, 2001 our inventory consists of approximately 20 different documents, with an inventory cost of $82,790, including photographs and signatures of entertainers; letters, documents and signatures of political figures; letters and signatures of scientists; and, signatures of historic sports figures. Retail sales of documents are primarily facilitated through our web site: http://www.historical-autographs.com.

We purchase documents principally at auctions, from private collectors, dealers in historical documents, estates and various individuals who are not collectors but are in possession of documents. These avenues of supply are likely to continue to be our main sources of inventory. We hope to create a brand synonymous with a large selection including a wide variety of document types from well-known individuals, both historic and contemporary. Other than this general mission, we have no established criterion or procedures for selecting merchandise.

Documents are preserved and protected as works of art in accordance with the standards established for archival preservation. By utilizing museum quality encapsulation materials, matting and protective coverings that are characteristically acid-free, and by taking other steps, the longevity of the documents is ensured. Documents are generally framed with a picture of the signatory, biographical and historical literature about the signatory and, in some cases, with memorabilia related to the documents.

In order to catalogue our diverse inventory, we utilize a computerized inventory control system. The computer system allows our sales staff to quickly identify each and every document in inventory. This system also allows the staff to obtain brief descriptions of the documents. In addition, our sales staff can obtain digital images of the documents from our web site to exhibit to customers.

3.   Marketing
     ---------

Our marketing efforts principally target individuals who have appreciated or collected antiques, paintings, lithographs, other works of art and collectibles, but who may not be aware of the availability of historical documents for purchase. In addition, autograph and document collectors, interior decorators, interior designers, private clients and corporations are being targeted as these groups may have an appreciation for historical documents displayed in aesthetically pleasing presentations.

We have two primary sales and marketing strategies. The first is a direct sales approach via an Internet retail site originating from our Corporate Headquarters. We have contracted with a local Web Designer and Internet Service Provider (ISP) for the development and hosting of our retail web site. Upon accessing the site, interested parties are able to read about our Company, browse the majority of inventory  items and place  orders.  Currently,  fourteen
(14)
of our pieces can be viewed in our gallery at http://www.historical-autographs.com/gallery.htm. Utilizing the Internet has allowed us to market historical documents on a global basis. At the current time, due to the expense associated with secure credit card transactions, we do not accept credit card orders via the web site.

Our second marketing and sales strategy is a proposed direct mail approach. The direct mail approach will focus on autograph and document collectors, interior decorators, home designers, private clients and corporations. This marketing effort is aimed at attracting persons who have not necessarily had an awareness of the existence of historical documents available for private sale. At the present time, management has agreed upon a plan concerning our direct sales approach. In this regard, we will need to undertake an assessment of local and national business and social demographics. Our demographic research will focus on autograph and document collectors, interior decorators, home designers, private clients and corporations. When we are in a position to conduct this research we will seek the services of a marketing/public relations firm. We are uncertain, at this time, which local or national firm we will secure to undertake such a demographic study. Due to capital constraints, we cannot implement our proposed direct sales approach at this time.

We have, in the past, placed ads in print. We have discontinued doing so, however, and are reevaluating this approach due to poor public response. We have no agreements with third party website operators or portals to provide links to our site. Since we have no such agreements or arrangements there are no "principal terms" to describe nor agreements or arrangements to be filed as material contracts. Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com; FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola, among others. Generally, our sales and marketing and, in large part, revenues have been dependent on our web site, word of mouth and reputation.

4.   Status of Any Announced New Product or Service
     ----------------------------------------------

We do not have any announced new product or service.

5.   Competition
     -----------

We do not regard the business of marketing historical documents as a definable industry.

There are many historical document dealers who are only part-time operators located in homes without an established commercial location. The remaining dealers are located in commercial office buildings or have retail space in metropolitan areas.

We compete primarily with art galleries, antique stores and sellers of other collectible items, as well as dealers in historical documents. In addition, certain department stores and other retail outlets offer framed documents, usually as part of an overall effort to market antiques and other specialty items.

In the past several years, many autograph dealers have either closed their retail gallery operations and/or are attempting to sell their inventories through an auction format. In addition, many of the upscale malls are re-merchandising for middle-market masses as the consumer looks for warehouse shopping.

The principal sources for documents are auctions held in the United States and abroad, private collectors, dealers in historical documents, estate sales, and the recipients of documents and/or their families. In the event prices for historical documents increase materially, our ability to acquire documents and, in turn, our ability to market such newly acquired documents to the general public, may be adversely affected. However, if prices for historical documents significantly increase, the resale/wholesale value of our 30-document inventory would be positively affected.

The market for selling historical documents over the Internet is relatively new, rapidly evolving and competitive. We expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at relatively low costs using commercially available software. We potentially compete with a number of other companies marketing similar historical documents, letters, photographs, and memorabilia over the Internet. Pressures created by our competitors could have a material adverse effect on our business, results of operations and financial condition. We believe that the principal competitive factors in our market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, some of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development or may try to attract traffic by offering incentives such as free products and/or services. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company brand. There can be no assurance that we will be able to compete successfully against current and future competitors.

As a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions. Such decisions or acquisitions could have a material adverse effect on our business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase competitive pressures on the Company by enabling our competitors to offer products at a lower cost. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to retail services that compete with us. Although we plan to establish arrangements with online services and search engine companies, there can be no assurance that arrangements can be initially established, will be renewed on commercially reasonable terms or that they will otherwise bring traffic to our web site. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors or charge us substantial fees for inclusion. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

6.   Risk Factors
     ------------

The following risks and uncertainties could affect our operating results and financial condition and could cause our actual results to differ materially from our historical results.

     (a) Certificates of Authenticity: Non-authentic Documents and Potential Liability

Documents in our inventory are frequently acquired with guarantees from the sellers. In order to verify authenticity the Company may also: (a) utilize information provided by the seller as to a documents transfer of ownership; (b) subject the documents to our own expert examination; (c) employ outside experts available to it to examine the documents; or (d) use other means.

We honor the Certificates of Authenticity provided by our vendors. Therefore, we have an obligation to refund to the customer the purchase price paid if any document is proven non-authentic. Should our determination of authenticity of documents be erroneous, we would, as a consequence, likely suffer a loss unless redress by the Company against the seller of the documents could be obtained. We do not carry any insurance and are currently not aware of any entity that would offer or underwrite such insurance at commercially reasonable rates to protect us against a loss arising from either the purchase of documents lacking authenticity or claims by customers for recovery against the Certificates of Authenticity. Currently, there are no claims against us and there have been no claims made against the Company pursuant to the Certificates of Authenticity. Accordingly, we have not established a reserve against the risk of forgery or against any exposure under the Certificates of Authenticity.

     (b)  Limited Operating History

Historical Autographs U.S.A., Inc. was incorporated in the State of Nevada on February 1, 1999. We have a limited operating history upon which an evaluation of our Company, our current business and our prospects can be based. We have had minimal operations and very limited revenues. For the year ending December 31, 2000, we sold 7 inventory pieces for a net income of $5,260. Since inception, we have accumulated an operating deficit. Due to our limited operating history many risks, expenses and problems are possible and must be considered. Potential risks facing our company include, without limitation:

     - our ability to manage our operations, including the amount and timing of capital expenditures and other costs relating to the expansion of operations;

     - our inability to attract, retain and motivate qualified personnel and general economic conditions;

     -    our ability to attract new clientele;

     - the continued availability of products at economically feasible prices; and

     -    changes in laws that could adversely affect our business.

     (c)  Going Concern

Our auditors have placed the following "going concern" warning in their audit opinion: "the accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

     (d)  Anticipated Losses for the Foreseeable Future

We have incurred a net operating loss from inception to date and believe that the Company may incur net losses for the foreseeable future. The extent of these losses will depend, in part, upon the amount of growth in our revenues as a result of product sales. We expect that our operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. More specifically, we plan to augment our inventory, implement the proposed direct mail sales approach and increase advertising through agreements with other Internet companies. We estimate that operating expenses and capital expenditures will increase by approximately $125,000 ($100,000 inventory augmentation; $5000 web site enhancements, updates and maintenance; $5000 annual web advertising; $15,000 implementation of direct mail approach). We will need to raise additional capital either by generating increased revenues to achieve profitability or through the sale of equity or debt securities in private or public financing or through strategic partnerships. We cannot offer assurance that funds will be raised when we require them or that we can raise funds on suitable terms. To the extent that increases in our operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, our business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that we can achieve or sustain profitability or that our operating losses will not increase in the future.

     (e)  Liquidity

          (i.)  Liquidity and Potential Capital Demands
                ---------------------------------------

We did not record any significant sales revenue for the year ended December 31, 2000. We anticipate our cash outflows will continue to exceed our cash inflows over the next 12 months. Our liquidity over the next 12 months may be contingent on our raising money through equity and debt financings to meet our increasing capital demands. To the extent that available funds from operations are insufficient to fund our current business activities as well as to augment marketing and advertising, upgrade our product selection and implement the proposed direct mail sales approach, we will need to raise additional funds through sale of equity or debt securities in private or public financing or through strategic partnerships. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent expansion, which could adversely affect our business, financial condition and results of operations.

          (ii.)  Dilution
                 --------

Should the Company undertake a sale of securities in order to meet increasing capital demands, existing shareholders will experience an immediate dilution in the value of shares of common stock. This effect is attributed to the fact that while additional shares of common stock are issued from the company treasury, the Company's earnings at that particular moment remain consistent and, therefore, the earnings per share decreases.

     (f)  Internet Risk Factors

          (i.)  New, Rapidly Developing Market
                ------------------------------

The risks, expenses and problems that may be encountered by companies entering new and rapidly developing markets, such as the Internet, must also be considered. Such risks include, without limitation: our inability to anticipate and adapt to a developing market; the introduction and development of different or more extensive web-communities by direct and indirect competitors, including those with greater financial, technical and marketing resources; our inability to maintain and increase levels of traffic on our Web site; the lack of broad acceptance of our products on the Internet; the possibility that the Internet market itself will fail to achieve broad acceptance; our inability to generate significant e-Commerce-based revenues from Internet customers.

          (ii.)  Internet Competition
                 --------------------

Due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future. Accordingly, our revenues from e-Commerce arrangements may be materially negatively impacted.

          (iii.)  Dependence on Internet Growth
                  -----------------------------

Our future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales for Historical Autographs U.S.A., Inc., the Internet's recent and rapid growth must continue and e-Commerce on the Internet must become widespread. None of this can be assured. The Internet may prove not to be a viable commercial marketplace. Should growth in the use of the Internet cease, the revenue derived from our web site may decline, thereby materially and adversely affecting our Company.

          (iv.)  Sufficient   Development   of   Technical   Infrastructure  and
                 ---------------------------------------------------------------
                 Technology Advancement to Enure Successful Growth
                 -------------------------------------------------

The Internet may not be commercially viable in the long term for a number of reasons. Such reasons include the potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. There can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them if the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services could also result in slower response times and adversely affect usage of the Internet, other online services and, in particular, our operations. If the infrastructure for the Internet and other online services and technology does not sufficiently develop and advance so to effectively support the growth that may occur, our business, results of operations and financial condition would be adversely affected.

     (g)  Risk Of Capacity Constraints and Systems Failures

          (i.)  Capacity Restraints
                -------------------

A key element of our strategy is to generate a volume of user traffic to our Web site. Our ability to attract customers and to achieve market acceptance of our products depends significantly upon our performance and network infrastructure, including server, hardware and software. Any system failure that causes interruption or slower response time of the Company products and services could result in less traffic to our Web site. If sustained or repeated, such a failure could reduce the attractiveness of our products. An increase in the volume of user traffic could strain the capacity of our technical infrastructure, which could lead to slower response time or system failures. Any reduction in efficiency or failure of our server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on our business, results of operations and financial condition.

          (ii.)  Malfunctioning Browsers and Third Party Internet Services
                 ---------------------------------------------------------

We are dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the World Wide Web and, in particular, our site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to our systems. Any disruption in Internet access provided by third parties or the Web browsing tools provided by third parties could have a material adverse effect on our business, results of operations and financial condition.

          (iii.)  Risk of ISP System Failures or Inadequate Service
                  -------------------------------------------------

Our ability to facilitate trade successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications systems through our designated Internet Service Provider (ISP). We are dependent on third party hardware suppliers for prompt delivery, installation and service of equipment used by our ISP to deliver our products and services. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. We do not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and do not carry business interruption insurance to compensate for losses that may occur. Despite any precautions we have taken or considered for enactment, the occurrence of a natural disaster or other unanticipated problems with our ISP could result in interruptions to our services.

In addition, the failure by the ISP to provide the data communications capacity we require, as a result of human error, natural disasters or other operational disruption, could result in interruptions of our services. Any damage to or failure of our systems could result in reductions in, or terminations of, our services, which could have a material adverse effect on our business, results of operations and financial condition. In the case of frequent or persistent system failures, our reputation and name brand could be adversely affected. Although certain network security measures are in place, the Company and its ISP are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to fulfill purchase orders.

During our operating history, our Internet Service Provide (ISP) has experienced brief, infrequent server complications. The effect of such complications has been slower response times or short interruptions in our services. Per discussions with our ISP, we understand that the primary cause of such interruptions is attributed to computer viruses. During the past several years, many viruses have been introduced into the on-line community which cause system failures. For instance, during the summer months of 2001 the "Code Red" Internet worm as wreaked havoc on the ISP markets. When first introduced, this virus infected approximately 350,000 servers worldwide. Each of these infected servers became a host that then flooded other servers with data in an attempt to gain access and infect others. This virus, and the two new strains introduced since, inundate servers with data and bring them to a crawl. They also have the potential to expose sensitive information such as credit card numbers stored on the Internet. According to our ISP, such virus interruptions may last up to a couple of hours depending on the number of ISP addresses located on the server that the worm attempts to access. In addition, if the server is so bogged down with data that there is a risk of a crash or of permanent server damage, the ISP may shut down the server. This situation occurred with our ISP on July 16, 2001, for a duration of about two hours.

Our business has not experienced significant repercussions as a result of these interruptions. In order to curb or eliminate such interruptions, our ISP continually monitors newsgroups and Windows NT software sites for "patches." Patches is a piece of software that is installed as part of a server's operating system. They are designed to alleviate those problems that could not be anticipated when the operating system was itself created.

     (h)  Potential Fluctuations in Operating Results

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control (see "Risk Factors"). As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on our business, results of operations and financial condition.

          (i.)  Quarterly Fluctuations
                ----------------------

We believe that business may be seasonal in nature, with use of the Internet and inquiries made to historical-autographs.com possibly decreasing during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Currently, we have do not have any advertising agreements and generate no income from advertising arrangements. However, seasonality may significantly affect any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods. There can be no assurance that such patterns will not have a material adverse effect on our business, results of operations and financial condition. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below expectations.

          (ii.)  Risks Associated With New Services, Features and Functions
                 ----------------------------------------------------------

There can be no assurance that we would be able to expand our operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brand name. Expansion of our operations in this manner would also require significant additional expenses and development. The lack of market acceptance of our products would result in our inability to generate satisfactory revenues, and an inability to offset costs could have a material adverse effect on our business, results of operations and financial condition.

     (i)  Secure Transmission of Confidential Transaction Information

Although we work to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. A party who is able to circumvent our security measures could misappropriate proprietary or confidential information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that our activities involve the storage and transmission of confidential information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability.

     (j)  Risks Associated With International Operations

A component of our marketing strategy is to offer our products online to international customers. At present, this is being accomplished via our web site. Since inception, we have made sales to international customers. However, our international sales activity has been limited. Additional concentration in the international markets will require management attention and resources. We have limited experience in localizing our service, and believe that many of our competitors are also undertaking expansion into foreign markets. There can be no assurance that we will be successful in expanding our international market acceptance. In addition, due to the uncertainty regarding our ability to increase revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis. Such risks include, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences. The result of any such risks could have an adverse affect on the success of our international operations. To the extent we expand our international operations and have additional portions of international revenues denominated in foreign currencies, we could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on our future international operations and, consequently, on our business, results of operations and financial condition.

     (k)  Dependence on Outside Suppliers

We purchase all of our inventory items from outside suppliers. We do not have written supply agreements with any of our suppliers. A disruption in supply or degradation in quality could have an adverse impact on our business and financial results, particularly at a time when we are attempting to build brand identity and customer loyalty. In addition, an increase in prices from our suppliers could also have an adverse impact on our business and financial results. We do not purchase inventory items from affiliated parties.

     (l)  Dependency  on other Web Site Operators Providing Links to historical-
          ----------------------------------------------------------------------
          autographs.com.
          ---------------

We do not have any agreements with any Web site operators that provide links to historical-autographs.com. If we can establish such links, the other Web site operators may terminate such links at any time without notice. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com;
FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola.

     (m)  Management Risk

          (i.)  Dependence on Performance of Management
                ---------------------------------------

Our performance is substantially dependent on the performance of the Company President and Corporate Secretary, Raymond J. Kuh and Cindy Swank, respectively. In particular, our success depends upon their ability to further market the Company's Web site through the various Internet search engines, internet communities and/or third party web sites and implement the direct mail sales approach.

We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition.

We currently have only two employees: Mr. Kuh and Ms. Swank. Mr. Kuh is currently employed by Walsh & Associates a small firm specializing in patent, trademark, copyright and other intellectual property law. Ms. Swank is not employed by any other outside business at this time. Ms. Swank is currently engaged in the managing and marketing of her daughter, Desalyn Swank, a child performer (http://www.desalyn.com). Historical Autographs U.S.A. does not serve as either individual's primary source of income. Mr. Kuh currently spends about thirty percent (30%) of his free time on our operations. Ms. Swank spends approximately twenty percent (10%) of her free time working on our operations. Our bylaws do not establish a minimum time commitment expected of each employee. We have no employment agreements with Mr. Kuh or Ms. Swank.

          (ii.)  Management Ownership Stake and Control of Operations
                 ----------------------------------------------------

As a result of its 85.48% ownership stake, management controls our operations and decisions. Therefore, our success directly depends upon management making prudent decisions concerning our operations. If management decisions and judgments do not benefit our operations as expected, such actions could have a material adverse on our business, results of operations and financial condition.

     (n)  Ability to Attract and Retain Highly Qualified Personnel

Our future success also depends on our ability to retain and attract highly qualified technical and managerial personnel. There can be no assurance that we will be able to retain key managerial and technical personnel or that we will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of our business, due to a large increase in the wage demands by such personnel or other factors, could have a materially adverse effect upon our business, results of operations and financial condition.

     (o)  Limitation on Officers' and Directors' Liabilities Under Nevada Law.

Our certificate of incorporation and our by-laws provide that we shall indemnify any officer or director, or any former officer or director, to the full extent permitted by law. In general, the Nevada Business Corporation Act permits indemnification of officers and directors in those instances where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. As a result, we may pay the judgment or other settlement received by a plaintiff against one of our officers, directors, employees or consultants as well as their legal expenses. This result could constitute a risk to shareholders.

     (p)  Shares Eligible for Future Sale

At December 31, 2000 we had outstanding 585,000 shares of .001 par value common stock ("common stock"). All of the 85,000 shares issued to unaffiliated shareholders in April 1999 under Rule 504 of the Securities Act of 1933, as amended (the "Securities Act"), are potentially publicly tradable under Rule 144 of the Securities Act after April 20, 2000, and Rule 144k after April 20, 2001, although no market currently exists for the Company's common stock.

The remaining 500,000 outstanding shares were issued to current officers and directors in February 1999 and have not been registered under the Securities Act and therefore will be treated as "restricted securities" and may be publicly sold in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions, however, all of the 500,000 shares of common stock held by current officers and directors will generally be eligible for resale, subject to volume limitations, in the United States without registration two years from the date of issuance, February 15, 1999. Therefore, substantially all of these securities will be immediately eligible for resale. This may adversely affect the market price of our shares and could affect the amount of trading of such shares in the event a market develops. Sale of a significant number of such shares, or the perception that such sales could occur, could negatively affect prevailing future market prices for the shares and could impair our future ability to raise capital through an offering of equity securities, which in turn could adversely affect our business or results of operations.

     (q)  Effect of Existing or Probable Government Regulations

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company of liability for information carried on or disseminated through their services could require us to implement measures to reduce exposure to such liability. Such legislation, if imposed, may require us to expend substantial resources and/or to discontinue certain service offerings. Additionally, legislation has been proposed which would further monitor and charge a fee for transmission of information via email. As email is of paramount importance to our business activities, if legislation is enacted to monitor, regulate and charge fees for the transmission of email messages we may have to expend substantial resources and/or discontinue our service. The increasing legislative focus and medial attention potential on liability for transmission of certain information over the Internet could impact the growth of Internet use. In addition, because our services are accessible worldwide, and we may facilitate sales of goods to users worldwide, it is a possibility that foreign countries may claim that we are required to qualify to do business as a foreign corporation prior to engaging in activities on foreign soil.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although the sections of the Communications Decency Act of 1996 (the "CDA") that proposed, among other things, imposing criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business may decrease the growth in the use of the Internet, which could in turn decrease the demand for our products, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     (r)  Research and Development Activities

We do not have any significant research and development operations and expenses. Historical Autographs U.S.A., Inc. does, however, plan to further market its Web site, develop and/or enhance its brands, implement and execute its business and marketing strategies successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided that we can generate sales and profit. We also need to continue to identify products that achieve market acceptance by its users and e-Commerce customers. There is no guarantee that these additional development activities will come to fruition nor, if we are successful in accomplishing these things, that our business activities will be augmented as a result.

     (s)  Penny stock Regulations

Penny stock Regulation Broker-dealer practices in connection with transactions in "Penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and our Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

7.   Industry Background
     -------------------

     (a)  Historical Document Marketing

We do not regard the business of marketing historical documents as a definable industry. There are a great number of dealers of historical documents, many of which are only part-time operators, many are located in homes without any established commercial location and many are located in commercial office buildings or have retail space in metropolitan areas. We compete primarily with art galleries, antique stores and sellers of other collectible items, as well as dealers in historical documents.

     (b)  Internet Commerce

The current and proposed operations of the Company are dependent upon Internet Commerce. Global commerce and the online exchange of information is a new and evolving concept, and it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. There can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it if the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. There can be no assurance that, if such growth continues, the performance or reliability of the Web will not be adversely affected.

Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Web usage and also the level of traffic for Historical Autographs U.S.A., Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

8.   Raw Materials and Suppliers
     ---------------------------

Historical Autographs U.S.A., Inc. is primarily an Internet e-Commerce business and does not use any raw materials or have any principal suppliers of raw materials. We purchase the documents for resale principally from auctions, private collectors, historical document dealers, estates and individuals in possession of such documents. These avenues of supply are likely to continue to be our main sources of supply.

9.   Customers
     ---------

We believe that establishing and maintaining brand identity is a critical aspect of our efforts to attract new customers, Internet traffic and advertising and commerce relationships. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, we intend to make a commitment to the creation and maintenance of brand loyalty among these groups. We plan to accomplish this, although not exclusively, by advertising our Web site through the various search engines, through other Web sites, marketing our site to businesses/customers through e-mail, online media, and other marketing and promotional efforts. For the year ended December 31, 2000, we had net income of $5,260 on gross revenues of $85,451 from the sale of a total of seven documents to three different customers.

We have, in the past, placed ads in print. We have discontinued doing so, however, and are reevaluating this approach due to poor public response. In addition, we have recently utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com;
FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola. We have recently made inquiries with several web site operators for advertising on their sites with banners, and by participating in the mailing lists that they distribute weekly. At this time, no agreements or commitments have been made as we are evaluating the economic feasibility of each alternative.

We are optimistic that brand promotion activities will attract new users and repeat clientele; that such activities will yield increased revenues; and, ideally, that any such revenues will offset the expenses incurred in building our brands.

10.  Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements,
     ---------------------------------------------------------------------------
     or Labor Contracts
     ------------------

We regard the artwork, logo and layout of our Web site and underlying infrastructure, the unique html code, as proprietary and will attempt to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. Such intangible assets are important to our business because they are all elements that, together, create a unique identity for our company.

We plan to enter into confidentiality agreements with future employees, future suppliers and future consultants and generally seek to control access to and distribution of our intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

Furthermore, it is possible that our business activities could infringe upon the intellectual property of third parties or that other parties might assert infringement claims against us. Such claims and the resultant litigation could have adverse effects on our business if they demand a substantial diversion of resources and management attention; if the claims and/or litigation result in the invalidation of our own intellectual property rights; or, if we are subject us to significant liability for damages as a result of such claims and litigation.

11.  Regulation
     -----------

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site.

12.  Impact of Environmental Laws
     ----------------------------

We are not aware of any federal, state or local environmental laws that would effect our operations.

13.  Employees
     ----------

Currently we have two (2) employees: President, Raymond Kuh and Corporate Secretary Cindy Swank. We have no intention to add employees at this time. No employee is working pursuant to a written employment contract or represented by a collective bargaining unit. We consider our relationship with our employees to be good.

14.  Present Licensing Status
     ------------------------

None -- Not Applicable.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS
-------------

The following discussion should be read in conjunction with the audited financial statements for year ended December 31, 1999 and December 31, 2000.

A.   MANAGEMENT'S PLAN OF OPERATION

Historical Autographs U.S.A., Inc. is an e-Commerce based company engaged in the business of acquiring and marketing historical documents such as letters, photographs and signatures of governmental, political and military figures, inventors, Nobel Prize winners, significant physicians, scientists, explorers, aviators and astronauts, entertainers, musicians, composers, authors, artists, clergymen, judges, lawyers, and well-known athletes, among others. As of the Mar 31, 2001 our inventory consists of 20 different documents, with an inventory cost of $79,690, including photographs and signatures of entertainers; letters, documents and signatures of political figures; letters and signatures of scientists; and, signatures of historic sports figures. Retail sales of documents are primarily facilitated through our web site: http://www.historical-autographs.com.

We principally purchase documents at auctions, from private collectors, dealers in historical documents, estates and various individuals who are not collectors but are in possession of documents. These avenues of supply are likely to continue to be our main source of inventory.

We have two primary sales and marketing strategies. The first is a direct sales approach via an Internet retail site. Originating from our Corporate Headquarters, we have contracted with a local Web Designer and Internet Service Provider (ISP) for the development and hosting of our retail web site. Upon accessing the site, interested parties are able to read about our Company, browse the majority of inventory  items and place  orders.  Currently,  fourteen
(14) of our pieces can be viewed in our gallery at http://www.historical-autographs.com/gallery.htm. Utilizing the Internet has allowed us to market historical documents on a global basis. At the current time, due to the expense associated with secure credit card transactions, we do not accept credit card orders via the web site. Currently our sales and marketing and, in large part, revenues are entirely dependent on our website.

Our second marketing and sales strategy is a proposed direct mail approach. The direct mail approach will focus on autograph and document collectors, interior decorators, home designers, private clients and corporations. This marketing effort is aimed at attracting persons who have not necessarily had an awareness of the existence of historical documents available for private sale. At the present time, a general plan has been agreed up concerning our direct sales approach. To be undertaken, will be an assessment of local and national business and social demographics, focusing on autograph and document collectors, interior decorators, home designers, private clients and corporations. When we are in a position to conduct this research, we will seek the services of a marketing/public relations firm. We are uncertain, at this time, which local or national firm we will secure to undertake such a demographic study. Due to capital constraints, we cannot implement our proposed direct sales approach at this time.

We have, in the past, placed ads in print. We have discontinued doing so, however, and are reevaluating this approach due to poor public response. We have no agreements with third party website operators or portals to provide links to our site. Since we have no such agreements or arrangements there are no "principal terms" to describe nor agreements or arrangements to be filed as material contracts. Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com; FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola. Generally, in the past, we have been dependent on word of mouth and reputation.

We have had minimal operations and very limited revenues. From inception we have accumulated an operating deficit of $2,985. For the year ended December 31, 2000, we had net income of $5,260 on gross revenues of $85,451 from the sale of a total of seven documents to three different customers. As of December 31, 2000, we had cash of $414 and resale inventories of $87,270 for total current assets of $87,684.

In our initial capitalization, the President and Corporate Secretary purchased a total of 500,000 shares of the Company's authorized but unissued stock for $5,000 in cash in March 1999. Additionally, a private placement offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504, of the Act. Between March 10 and April 20, 1999, we raised $85,000 through the sale of eighty five thousand (85,000) shares of common stock in connection with the abovementioned private placement offering, at a price of $1.00 per share, to forty-four (44) unaffiliated shareholders. We believe that the initial capital funds raised will cover our capital needs until approximately December 31, 2001.

For the year ended December 31, 2000, we sold seven documents with an average single document sales price of $12,121. Accordingly, we have realized only minimal revenue from sales and had a net income of $5,260 for the year ended December 31, 2000. We believe that we could, potentially, experience negative operating cash flow for the foreseeable future as a result of significant increased spending on advertising, augmentation of inventory, etc.

If the Company needs to raise additional capital in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, additional funds may be raised through the issuance of equity or convertible debt securities. We do not currently have any contractual restrictions on our ability to incur debt. Given our historical operating results and business plan, and based on the possibility that available funds from operations are insufficient to fund the Company's activities, it is likely we will need to raise additional funds through public and/or private financing. Any such indebtedness could contain covenants that would restrict our operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If equity or convertible debt securities are issued, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's common stock. This effect is attributed to the fact that while additional shares of common stock are issued from the company treasury, the Company's earnings at that particular moment remain consistent and, therefore, the earnings per share decreases.

We believe that our future growth and success will depend on our ability to find additional products and suppliers whose documents will be sold over the Internet, and to find customers for these products. We plan to continually evaluate potential products to determine what additional products or enhancements may be required in order to be competitive in the Internet marketplace. We do not plan to develop products internally, but intend to find suppliers who would be willing to sell their documents to the Company.

The only research and development costs incurred since inception are with respect to finding suitable products that offer the Company potential for revenues and profits, as we market these products through our Web site.

Our ability to achieve profitable operations is subject to the validity of our assumptions and risk factors within the industry and pertaining to the Company.

B.   LIQUIDITY AND CAPITAL RESOURCES

Historical Autographs U.S.A., Inc. has limited assets. As of June 30, 2001, our assets (unaudited) consisted of cash of $334 and resale inventories of $82,790 for total assets of $83,124. Our officers own the computer equipment the Company utilizes. The Company has had minimal operations and very limited revenues. From inception the Company accumulated an operating deficit (unaudited) of $8,713. For the six months June 30, 2001, the Company had a net loss of $5,728 on gross revenues of $32,862. In its initial capitalization, the current officers purchased a total of 500,000 shares of the Company's authorized but unissued stock for $5,000 in cash in March 1999. Additionally, in March and April of 1999, a private placement offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1993 whereby the Company raised $85,000 through the sale of Eighty five thousand (85,000) shares of its common stock at a price of $1.00 per share. Management believes that the initial capital funds raised will cover our capital needs until approximately December 31, 2001.

With respect to long term liquidity (periods in excess of one year), we are unable to reasonably project or otherwise make assumptions concerning future cash flows or amounts of funds which may be available to the Company. Long term liquidity is directly dependent upon the future success of the Company's business, including our marketing strategy, our efforts to increase sales and the costs of goods as well as operational and administrative costs sold relative to our market price. Management currently anticipates that cash flow from operations will increase in the long-term as the Company increases its sales and marketing activities. However, management also anticipates that our operating expenses will increase in the long-term as a result of the increase in sales and marketing activities as well as general and administrative activities. To the extent that available funds from operations are insufficient to fund the Company's activities, the Company may need to raise additional funds through public and private financing. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent our planned expansion, which could adversely affect our business, financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of the date hereof, the Company has no debt with variable or fixed interest rates, however, in the future we may incur debt or issue debt instruments. The fair market value of any future debt will be sensitive to changes in prevailing interest rates. The Company runs the risk that market rates will decline and the required payments will exceed those based on the current market rate. We do not use interest rate derivative instruments to manage our exposure to interest rate changes.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

A.   DESCRIPTION OF PROPERTY

The address of the principal office is: 516 W. Sprague Ave., Spokane, WA 99201. An unaffiliated party is providing approximately 1,250 square feet of office space under a sublease at the rate of $300 per month. The subleased space is currently fully utilized by our employees.

Management believes that this space is currently suitable for the Company's needs for an additional twelve (12) months.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
----------------------------------------------------------------------

A.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Company's common stock concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by us to own beneficially more than five (5%) of the common stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At December 31, 2000 and the date of this registration statement we had outstanding 585,000 shares of common stock.

--------------------------------------------------------------------------------------------------------
                       Name and Address
                     Of Beneficial Owner                                    Amount of Shares  Percent of
Title of Class             Of Shares                      Position            Held by Owner      Class
--------------  --------------------------------  ------------------------  ----------------  ----------
Common          Raymond J. Kuh                    (1)President /Director         250,000        42.74%

Common          Cindy Swank                       (1)Secretary/Treasurer/        250,000        42.74%
                                                          Director

Common          All Executive Officers and                                       500,000        85.48%
                Directors as a Group (2 persons)
--------------------------------------------------------------------------------------------------------

(1) c/o Historical  Autographs U.S.A.,  Inc., 516 W. Sprague Ave.,  Spokane,  WA
    99201

B.   PERSONS SHARING OWNERSHIP OF CONTROL OF SHARES

No persons other than Raymond J. Kuh, President and Director, and Cindy Swank, Secretary/Treasurer and Director, own or share the power to vote ten percent (10%) or more of the Company's securities.

C.   NON-VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has not issued any non-voting securities.

D.   OPTIONS, WARRANTS AND RIGHTS

There are no options, warrants or rights to purchase the Company's securities.

E.   PARENTS OF ISSUER

The Company has no parents, under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock..

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
----------------------------------------------------------------------

A. The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify.

Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

       ----------------------------------------------------------------

                 Name             Age             Position
       ------------------------  ---  ---------------------------------

       Raymond J. Kuh             27  President and Director

       Cindy Swank                47  Secretary, Treasurer and Director
       ----------------------------------------------------------------

B.   WORK EXPERIENCE

Raymond J. Kuh organized and formed the Historical Autographs U.S.A., Inc. and has been the President and Director of Historical Autographs U.S.A., Inc. since inception in February 1999. He holds a Bachelor of Arts Degree in English Literature (May 1996) from Gonzaga University, of Spokane, WA. In addition, Mr. Kuh completed nearly 6 months of intensive Spanish immersion courses in June 1997, at the Autonomous University of Guadalajara, Guadalajara Mexico. As a result of his studies abroad, Mr. Kuh became particularly interested in historical sculpture, art, documents and architecture, and began collecting on a private basis. From June 1997, through the present, Mr. Kuh has been employed by Walsh & Associates of Spokane, Washington, a small firm specializing in patent, trademark, copyright and other intellectual property law. From 1993 through May of 1996 and January 1997 through June of 1997, Mr. Kuh was attending university. In the interim period of May 1996 through December 1996 and on a part time basis thereafter, Mr. Kuh was employed by Cyrus O' Leary's, Inc., a restaurant.

Cindy Swank has been the Secretary/Treasurer and Director of Historical Autographs U.S.A., Inc. since inception in February 1999 and focuses on developing sales and marketing programs for the Company's products. From 1997 through the present, Ms. Swank has been self-employed as a manager-promoter of her daughter, a singer/stage performer, as well as other activities in the marketing and reorganization of websites. She attended Eastern Washington University in Cheney, WA and has awards for her accomplishments and creativity in the design industry. Mrs. Swank founded, owned and managed Daisy's Bloomers, from 1990 until 1997, when she sold the business to L&L Limited Partnership. The principle business of Daisy's Bloomers was retail sales of flowers and gifts.

ITEM 6.  EXECUTIVE COMPENSATION.
---------------------------------

CASH COMPENSATION.

A. The following table shows, for the two-year period ended December 31, 1998, the cash and other compensation we paid to our Chief Executive Officer. No executive officer had annual compensation in excess of $100,000. We have not entered into any formal employment agreements with our officers or directors.

                           SUMMARY COMPENSATION TABLE
            ------------------------------------------------------
                 Name and                             Other Annual
            Principal Position   Year  Salary  Bonus  Compensation
            -------------------  ----  ------  -----  ------------

            Raymond Kuh,         2000  $  -0-  $ -0-     $2,562
            President and Chief  1999  $  -0-  $ -0-     $  -0-
            Executive Officer
            Since February 1999
            ------------------------------------------------------

*The two officers/directors do not receive salaries but are being compensated for sales generated on behalf of the Company. Compensation is based solely on bringing business to the Company. A six percent (6%) commission is equally divided amongst the two (2) officers/directors for each sale made. From inception through December 31, 2000 the two (2) officers/directors were paid a combined total of $5,124 for sales arranged on behalf of the Company.

OPTION GRANTS IN THE LAST FISCAL YEAR

A. No options to purchase shares of common stock of the Company during the fiscal year ended December 31, 2000 or from inception were issued to any person named in the Summary Compensation Table. Consequently, no options were exercised during the year ended December 31, 2000.

2001 STOCK OPTION PLAN

A. In March 2001, our board of directors adopted the 2001 stock Option Plan (the "Plan") as a means of increasing employees', board of advisors, consultants' and non-employee directors' proprietary interest and to align more closely their interests with the interests of our stockholders. The Plan should also increase our ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

Under the Plan, we have reserved an aggregate of one million (1,000,000) shares of common stock for issuance pursuant to options ("Plan Options"). Our board of directors or a committee of our board of directors consisting of non-employee directors (the "Committee") will administer the Plan, including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

B.   COMPENSATION OF DIRECTORS

No director receives any fee for service as a director.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Historical Autographs U.S.A., Inc. was incorporated by its current President, Raymond Kuh, on February 1, 1999, in the state of Nevada. On February 15, 1999, a total of five hundred thousand (500,000) shares of its common stock were purchased by Raymond Kuh the President and a Director of the Company, and Cindy Swank, the Corporate Secretary and a Director of the Company. Mr. Kuh and Ms. Swank each paid $2,500 in cash for 250,000 shares of our $0.001 par value common stock.

The Company's two officers/directors do not receive salaries but are being compensated for sales generated on behalf of the Company. Compensation is based solely on bringing business to the Company. A six percent (6%) commission is equally divided amongst the two (2) officers/directors for each document sale made. From inception through December 31, 2000 the two (2) officers/directors were paid a combined total of $5,124 for sales arranged on behalf of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The original Articles of the Company authorize the issuance of thirty million (30,000,000) shares, including twenty five million (25,000,000) shares of common stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred at par value of $0.001 per share.

At December 31, 2000 and the date of this registration statement we had outstanding five hundred eight five thousand (585,000) shares of common stock. There were no shares of Preferred stock Outstanding.

$0.001 par value COMMON STOCK.
------------------------------

There are 585,000,000 shares of common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and, in such event, the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may determine. Upon our liquidation, dissolution, or winding, the assets legally available for distribution to our shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All our outstanding shares of common stock are fully paid and non-assessable.

$0.001 par value PREFERRED STOCK
--------------------------------

There are no shares of Preferred Shares issued or outstanding. Shares of Preferred stock have no preemptive, conversion, or subscription rights, and our shares of Preferred stock are not subject to redemption. All our outstanding shares of Preferred stock are fully paid and non-assessable. The board of directors shall have the authority, pursuant to the Nevada Revised Statutes, to set by resolution the particular designation, preferences and relative, participating, optional or other special rights and qualification, limitations or restrictions of any class of stock or any series of stock within any class of stock issued by the corporation.


                                     PART II

ITEM 1.  MARKET  PRICE  OF  AND  DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
OTHER STOCKHOLDER MATTERS
-------------------------

A.   MARKET INFORMATION

Our common stock is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for our common stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for our securities, but we may initiate such discussions in the future following receipt of an effective date for this Registration Statement.

     (i) There is currently no common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

     (ii) There is currently no common stock of the Company that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

     (iv) All of the 85,000 shares issued to unaffiliated shareholders in April 1999 under the Rule 504 of the Securities Act of 1933, as amended (the "Securities Act") are potentially publicly tradable under Rule 144 of the Securities Act after April 20, 2000, and Rule 144k after April 20, 2001, although no market currently exists for the Company's common stock. The remaining 500,000 outstanding shares were issued to current officers and directors in February 1999 and have not been registered under the Securities Act and therefore will be treated as "restricted securities" and may be publicly sold in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions, however, all of the 500,000 shares of common stock held by current officers and directors became eligible for resale, subject to volume limitations, without registration two years from the date of issuance, February 15, 1999. Under the Securities Act, the limitation on sales as an affiliate is 1% of the corporation's total outstanding shares each 90 day period regardless of whether an affiliate has held the stock for one year or two years. Potential affiliate sales may adversely affect the market price of our shares and could affect the amount of trading of such shares in the event a market develops.

B.   HOLDERS

As of December 31, 2000, we have 47 stockholders of record.

C.   DIVIDEND POLICY

     We have not paid any dividends to date. In addition, we do not anticipate paying dividends in the immediate foreseeable future. Our Board of Directors will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and other such factors as the board may deem relevant.

D.   REPORTS TO SHAREHOLDERS

     Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   TRANSFER AGENT AND REGISTRAR

The Transfer Agent for the shares of common voting stock of the Company is:

     The Nevada Agency and Trust Company
     50 West Liberty, Suite 880,
     Reno, Nevada 89501.

ITEM 2. LEGAL PROCEEDINGS
---------------------------

We are not currently involved in any material legal proceedings nor do we have knowledge of any threatened litigation.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------

Our financial statements for the fiscal years ended December 31, 1999 and December 31, 2000 (from inception) have been audited by Williams and Webster, P.S. Certified Public Accountants. Williams and Webster, P.S. has not resigned, declined to stand for reelection nor been dismissed and will continue to be the independent accountant of record for the fiscal year ended December 31, 2001.

The reports of Williams and Webster, P.S. for the years ended December 31, 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principle but were qualified as to going concern.

In connection with its audits for such fiscal years and through the date hereof, there have been no disagreements with Williams and Webster, P.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Williams and Webster, P.S. would have caused such firm to make reference thereto in their report on the financial statements for such years.

Williams and Webster, P.S. has reviewed the disclosure in this item and consents are included as exhibits to this Registration Statement.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES
-----------------------------------------------

In March and April of 1999, an original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504, of the Act. Between March 10 and April 20, 1999, we sold Eighty Five Thousand (85,000) shares of our common stock in connection with the abovementioned public offering, at a price of $1.00 per share, to forty-four (44) unaffiliated shareholders of record. The offering was closed April 20, 1999. This stock offering was made pursuant to the requirements of Regulation D, Rule 504, a notice on Form D was timely filed as required. The offering was made without general solicitation or general advertising for an aggregate amount of less than $1,000,000, reasonable care was taken to determine that the purchasers were purchasing for investment and not for resale and the offering period was less than one year.

On February 15, 1999, a total of five hundred thousand (500,000) shares of the Company's common stock were purchased by Raymond Kuh the President and a Director of the Company, and Cindy Swank, the Corporate Secretary and a Director of the Company. Mr. Kuh and Ms. Swank each paid $2,500 in cash for 250,000 shares of the Company's $0.001 par value common stock. The shares issued to Mr. Kuh and Ms. Swank, the original founders of the Company, were issued by the Company pursuant to the exemption from the registration provisions of Section 5 provided by Section 4(2) of the Securities Act of 1933, a transaction by an issuer not involving any public offering. This stock issuance was made privately between the founders of the Company and the Company and as such did not involve any public offering.

As of December 31, 2000, and the date of this Registration Statement the Company has five hundred eighty five thousand shares (585,000) shares of its $0.001 par value common voting stock issued and outstanding. These shares are held by forty-seven (47) shareholders of record, including the President and Corporate Secretary.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
----------------------------------------------------

Chapter 78 of the Nevada Revised Statutes permits the indemnification of directors, employees, officers and agents of Nevada corporations as follows:

Section  78.7502  Discretionary  and  mandatory   indemnification  of  officers,
directors, employees and agents:

     General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section  78.751  Authorization   required  for  discretionary   indemnification;
advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a) By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

          (c) If a majority  vote of a quorum  consisting  of directors who were
          not  parties  to  the  action,   suit  or  proceeding  so  orders,  by
          independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

          (a) The creation of a trust fund.

          (b) The establishment of a program of self-insurance.

          (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

          (d) The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.


     3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     4. In the absence of fraud:

          (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and


          (b) The insurance or other financial arrangement:


               (1) Is not void or voidable; and

               (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Our Certificate of Incorporation provides as follows:

                                    ARTICLE X
                                 Indemnification
                                 ---------------

     The Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all personals who it shall have power to indemnify under this section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Pursuant to the Revised Nevada Statutes, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by the court of the competent jurisdiction that he/she is not entitled to be indemnified by the Corporation.

                                   ARTICLE XI
              Director Indemnification for Breach of Fiduciary Duty
              -----------------------------------------------------

     To the fullest extent permitted by the Revised Nevada Statutes, as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer of the Corporation.

Our Bylaws provide as follows:

                                   INDEMNITY
                                   ---------

                  6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

                          6.2 INDEMNIFICATION OF OTHERS

     The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reason-ably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

                                  6.3 INSURANCE

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of Nevada.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS HISTORICAL AUTOGRAPHS U.S.A., INC.
-----------------------------------------------------------------

The following documents are filed as part of this report:

         Report of Williams & Webster, PS

         FINANCIAL STATEMENTS

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                              Financial Statements
                           December 31, 2000 and 1999


                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                        Bank of America Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

                                TABLE OF CONTENTS

                           December 31, 2000 and 1999




INDEPENDENT AUDITOR'S REPORT                                              1



FINANCIAL STATEMENTS


         Balance Sheets                                                   2

         Statements of Operations                                         3

         Statements of Cash Flows                                         4

         Statement of Stockholders' Equity                                5


NOTES TO FINANCIAL STATEMENTS                                             6

Board of Directors
Historical Autographs U.S.A., Inc.
Spokane, WA


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


We have audited the accompanying balance sheets of Historical Autographs U.S.A., Inc., a Nevada corporation, as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Historical Autographs U.S.A., Inc., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
January 19, 2001, Except for notes 2 and 5 which are dated August 23, 2001




                                      F/S-1



                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                                 BALANCE SHEETS



                                                             For the Year  For the Year
                                                                Ended         Ended
                                                             December 31,  December 31,
                                                                 2000          1999
                                                             ------------  ------------
ASSETS

  CURRENT ASSETS
    Cash                                                     $        414  $         75
    Inventory                                                      87,270        66,200
                                                             ------------  ------------
      Total Current Assets                                         87,684        66,275
                                                             ------------  ------------
TOTAL ASSETS                                                 $     87,684  $     66,275
                                                             ============  ============

LIABILITIES AND STOCKHOLDERS EQUITY

  CURRENT LIABILITIES
    Sales tax payable                                        $         49  $          -
    Accrued rent                                                        -         1,000
                                                             ------------  ------------
      Total Current Liabilities                                        49         1,000
                                                             ------------  ------------

  LONG-TERM LIABILITIES
    Loans payable                                                     620           620
                                                             ------------  ------------
      Total Long-Term Liabilities                                     620           620
                                                             ------------  ------------

COMMITMENTS AND CONTINGENCIES                                           -             -
                                                             ------------  ------------

STOCKHOLDERS' EQUITY
  Preferred stock, 5,000,000 shares authorized,
    $0.001 par value; no shares issued and outstanding                  -             -
    Common stock, 25,000,000 shares authorized,
    $0.001 par value; 585,000 shares issued and outstanding           585           585
  Additional paid-in-capital                                       89,415        89,415
  Stock subscriptions receivable                                        -       (17,100)
  Accumulated deficit                                              (2,985)       (8,245)
                                                             ------------  ------------
TOTAL STOCKHOLDERS' EQUITY                                         87,015        64,655
                                                             ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          87,684        66,275
                                                             ============  ============







                                      F/S-2

     The accompanying notes are an integral part of the financial statements

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             STATEMENT OF OPERATIONS


                                                    For the Year  For the Year
                                                       Ended         Ended
                                                    December 31,  December 31,
                                                       2000           1999
                                                    ------------  ------------

SALES                                               $     85,451  $     22,460

COST OF GOODS SOLD                                        67,860        18,065
                                                    ------------  ------------
GROSS PROFIT                                              17,591         4,395
                                                    ------------  ------------


EXPENSES
   Marketing                                                 559           906
   Rent                                                    2,900         1,800
   General and administrative                              1,590         1,827
   Professional Fees                                       2,433         3,000
   Stock Transfer Fees                                     1,410         2,455
   Commissions Paid                                        4,215           909
   Equipment Expensed                                         70         1,743
                                                    ------------  ------------
     TOTAL EXPENSES                                       13,177        12,640
                                                    ------------  ------------
GAIN (LOSS) FROM OPERATIONS                                4,414        (8,245)

OTHER INCOME
   Interest Income                                           846             -
                                                    ------------  ------------

INCOME (LOSS) BEFORE INCOME TAXES                          5,260        (8,245)

INCOME TAXES                                                   -             -
                                                    ------------  ------------

NET INCOME (LOSS)                                   $      5,260  $     (8,245)
                                                    ============  ============

    NET INCOME (LOSS) PER COMMON SHARE,
       BASIC AND DILUTED                            $       0.01  $      (0.01)
                                                    ============  ============

    WEIGHTED AVERAGE NUMBER OF
       COMMON STOCK SHARES
       OUTSTANDING, BASIC AND DILUTED                    585,000       585,000
                                                    ============  ============







                                      F/S-3


     The accompanying notes are an integral part of the financial statements

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                            STATEMENTS OF CASH FLOWS


                                                     For the Year  For the Year
                                                        Ended         Ended
                                                     December 31,  December 31,
                                                        2000           1999
                                                     ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                  $      5,260  $     (8,245)
  Adjustments to reconcile net income (loss)
    to net cash used by operating activities:
  Cash in inventory                                       (21,070)      (66,200)
  Increase (decrease) in accrued rent                      (1,000)        1,000
  Increase in sales tax payable                                49             -
                                                     ------------  ------------
Net Cash used in operating activities                     (16,761)      (73,445)
                                                     ------------  ------------

CASH FLOW FROM INVESTING ACTIVITIES                             -             -
                                                     ------------  ------------

CASH FLOW FROM FINANCING ACTIVITIES
      Proceeds from sale of common stock                        -        72,900
      Proceeds from stock subscription receivable          17,100             -
      Increase in loan payable                                  -           620
                                                     ------------  ------------
Net cash provided by financing activities                  17,100        73,520
                                                     ------------  ------------
Change in cash                                                339            75

Cash, beginning of period                                      75             -
                                                     ------------  ------------

Cash, end of period                                  $        414  $         75
                                                     ============  ============

Supplemental cash flow disclosures:

Interest paid                                        $          -  $          -
                                                     ============  ============
Income taxes paid                                    $          -  $          -
                                                     ============  ============















                                      F/S-4


    The accompanying notes are an integral part of the financial statements.


                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                        STATEMENT OF STOCKHOLDER'S EQUITY




                                     Common Stock
                                  -----------------  Additional                                  Total
                                    Number            Paid  In   Subscriptions  Accumulated  Stockholders'
                                  of Shares  Amount    Capital     Receivable     Deficit       Equity
                                  ---------  ------  ----------  -------------  -----------  -------------
Issuance of common stock for
  $0.01                             500,000  $  500  $    4,500              -            -  $       5,000

Issuance of common stock for
  $1.00 per share                    67,900      68      67,832              -            -         67,900

Stock issued for subscriptions
  Receivable                         17,100      17      17,083        (17,100)           -              -

Loss for year ending
  December 31, 1999                       -       -           -              -       (8,245)        (8,245)
                                  ---------  ------  ----------  -------------  -----------  -------------

Balance, December 31, 1999          585,000     585      89,415        (17,100)      (8,245)        64,655

Stock subscriptions paid                  -       -           -         17,100            -         17,100

Net income for the year ending
  December 31, 2000                       -       -           -              -        5,260          5,260
                                  ---------  ------  ----------  -------------  -----------  -------------

Balance, December 31, 2000          585,000  $  585  $   89,415  $           -  $    (2,985) $      87,015
                                  =========  ======  ==========  =============  ===========  =============
































                                      F/S-5


    The accompanying notes are an integral part of the financial statements.

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Historical Autographs U.S.A., Inc. (hereinafter "the Company") was incorporated on February 1, 1999 under the laws of the State of Nevada for the purpose of operating retail outlets for signed memorabilia. The Company maintains a retail business outlet in Spokane, Washington and also offers its products online. The Company's fiscal year end is December 31.


NOTE 2 - ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
----------------

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. At December 31, 2000 and 1999, the Company had not participated in consignment or conditional sales; therefore, there are no unsettled transactions related to sales or cost of sales.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts for cash, and accrued liabilities approximate their fair value.

Cash and Cash Equivalents
-------------------------

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

                             Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At December 31, 2000 and 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.



                                      F/S-6

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 2 - ACCOUNTING POLICIES (continued)

Inventories
-----------

Inventories are accounted for using the actual cost, and stated at the lower of cost or market, with market representing the lower of replacement cost or estimated net realizable value. The company has no insurance in regard to its inventory.

The Company presently has no inventory on consignment at December 31, 2000 and 1999. In the future, if the Company consigns inventory it will retain title and will maintain insurance on the inventory, until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Basic and Diluted Earnings Per Share
------------------------------------

Basis earnings per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is the same as basic net income (loss) per share as there are no common stock equivalents outstanding.

Revenue and Cost Recognition.
----------------------------

Revenues from retail sales are recognized at the time the products are delivered.

Although the Company does not provide a written warranty on its items sold, the Company will refund the purchase price paid to any customer in those instances when an item sold is proven to be non-authentic. In a majority of instances, the Company receives a certificate of authenticity for documents (items) purchased from its vendors and is reasonably assured as to the provenance of its products. Since inception, the Company has made no refunds for the sale of any non-authentic items nor has the Company received any claims or notice of prospective claims relating to such items. Accordingly, the Company has not established a reserve against forgery or nonauthenticity.

If a product proves not to be authentic a full refund is given to the purchaser and a charge against sales and related costs are recorded.

Advertising Costs
-----------------

Advertising costs including costs for direct mailings are expensed when incurred.

Compensated Absences
--------------------

The Company does not offer paid vacation or personal time to its employees. Accordingly, there is no related accrual of expenses.


                                      F/S-7

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 2 - ACCOUNTING POLICIES (continued)

Provision for Taxes
-------------------

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2000, the Company had net deferred tax assets of approximately $600 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2000.

At December 31, 2000, the Company has net operating loss carryforwards of approximately $3,000 which expire in the years 2019 through 2020.

Web Site Development
--------------------

An outside consultant planned and developed the Company's web site to sell the Company's products. The planning and development costs incurred in this project, in the amount of $500 for the period ended December 31, 1999, were expensed as incurred in accordance with SOP 98-1.

Effective January 1, 2000, the Company adopted SOP 98-1 as amplified by EITF 99-2, "Accounting for Web Site Development Costs." In accordance with this early adoption, the Company will henceforth capitalize web site development costs. During the year ended December 31, 2000, the Company had not incurred any web site development costs.

                                  Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2000, the Company had an accumulated deficit, limited cash resources, and no apparent financial resources. These conditions raise significant doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its retail venture. Management has plans to seek additional capital through sales of the Company's stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


                                      F/S-8

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 3 - PREFERRED AND COMMON STOCK

The Company has 5,000,000 shares of preferred stock authorized and none issued. The Company has 25,000,000 shares of common stock authorized with the initial issuance of 500,000 shares of common stock to officers and directors for cash in the amount of $5,000. Subsequent issuances of stock were 67,900 shares for cash at $1.00 per share and 17,100 shares at $1.00 per share for subscriptions receivable, which were paid in January of 2000. There have been no other shares issued since this date. All shares of stock are non-assessable, non-cumulative, with no preemptive rights.


NOTE 4 - COMMITMENTS AND CONTINGENCIES

                                Rental Agreement

The Company has a month-to-month rental agreement for office space in Spokane through March 2001. The monthly rent is $300.


NOTE 5 - RELATED PARTY TRANSACTIONS

The occasional usage of used computer equipment, provided to the Company by the Company's officers at no charge, is considered immaterial for financial reporting.

The Company pays a 3% commission on every sale to each officer.


                                      F/S-9

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                              Financial Statements
                                  June 30, 2001

















                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                        Bank of America Financial Center
                          601 W. Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

                                TABLE OF CONTENTS

                                  June 30, 2001



ACCOUNTANT'S REVIEW REPORT                                           1


FINANCIAL STATEMENTS

         Balance Sheets                                              2

         Statements of Operations                                    3

         Statement of Stockholders' Equity                           4

         Statements of Cash Flows                                    5


NOTES TO FINANCIAL STATEMENTS                                        6

Board of Directors
Historical Autographs U.S.A., Inc.
Spokane, WA



                           ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Historical Autographs U.S.A., Inc., as of June 30, 2001, and the related statements of operations, stockholders' equity, and cash flows for the three and six months then ended. All information included in these financial statements is the representation of the management of Historical Autographs U.S.A., Inc.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the year ended December 31, 2000 were audited by us and we expressed an unqualified opinion on it in our report dated January 19, 2001. We have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and is dependent upon its ability to meet its future financing requirements and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 20, 2001, Except for notes 2 and 7 which are dated August 23, 2001


                                      F/S-1




                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                                 BALANCE SHEETS



                                                              June 30, 2001
                                                               (unaudited)   December 31, 2000
                                                              -------------  -----------------
ASSETS

  CURRENT ASSETS

    Cash                                                      $         334  $             414
    Inventory                                                        87,790             87,270
                                                              -------------  -----------------
      Total Current Assets                                           83,124             87,684
                                                              -------------  -----------------

TOTAL ASSETS                                                  $      83,124  $          87,684
                                                              =============  =================




LIABILITIES AND STOCKHOLDERS EQUITY

  CURRENT LIABILITIES

    Accounts Payable                                          $         271   $              -
    Accrued Rent                                                        900                  -
    Sales tax payable                                                     -                 49
    Loans payable                                                       620                620
    Other                                                                46                  -
                                                              -------------  -----------------
      Total Current Liabilities                                       1,837                669
                                                              -------------  -----------------
  COMMITMENTS AND CONTINGENCIES                                           -                  -
                                                              -------------  -----------------


STOCKHOLDERS' EQUITY
  Preferred stock, 5,000,000 shares authorized,
    $0.001 par value; no shares issued and outstanding                    -                  -
  Common stock, 25,000,000 shares authorized,
    $0.001 par value; 585,000 shares issued and outstanding             585                585
  Additional paid-in-capital                                         89,415             89,415
  Accumulated deficit                                                (8,713)            (2,985)
-----------------------
TOTAL STOCKHOLDERS' EQUITY                                           81,287             87,015
                                                              -------------  -----------------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                     $      83,124  $          87,684
                                                              =============  =================








                                      F/S-2





     The accompanying notes are an integral part of the financial statements



                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             STATEMENT OF OPERATIONS



                               Three Months   Three Months     Six Months     Six Months
                                  Ended          Ended           Ended          Ended
                               June 30, 2001  June 30, 2000  June 30, 2001  June 30, 2000
                                (unaudited)    (unaudited)    (unaudited)    (unaudited)
                               -------------  -------------  -------------  -------------
SALES                          $      20,599  $       6,350  $      32,862  $      76,600

COST OF GOODS SOLD                    15,813          1,500         22,913         60,130
                               -------------  -------------  -------------  -------------
GROSS PROFIT                           4,786          4,850          9,949         16,470
                               -------------  -------------  -------------  -------------


EXPENSES

  Marketing                              120            160            240            320
  Rent                                   900            600          1,800          1,200
  General and administrative              14            239            101            796
  Legal and accounting                 6,959              -         10,567            500
  Consulting                             374              -          1,329              -
  Stock Transfer and resident
   agent fees                              -              -          1,475          1,410
  Commissions                              -              -              -            915
                               -------------  -------------  -------------  -------------
       Total Expenses                  8,367            999         15,512          5,141

INCOME (LOSS) FROM
  OPERATIONS                          (3,581)         3,851         (5,563)        11,329

OTHER INCOME (EXPENSE)
  Interest Income                          -              -              -            846
  Interest Expense                       (65)             -           (165)             -
                               -------------  -------------  -------------  -------------
       Total Other Income
         (Expense)                       (65)             -           (165)           846
                               -------------  -------------  -------------  -------------

INCOME (LOSS) BEFORE
  INCOME TAXES                        (3,646)         3,851         (5,728)        12,175

INCOME TAXES                               -              -              -              -
                               -------------  -------------  -------------  -------------

NET INCOME (LOSS)              $      (3,646) $       3,851  $      (5,728) $      12,175
                               =============  =============  =============  =============

  NET INCOME (LOSS) PER
  COMMON SHARE, BASIC
  AND DILUTED                  $       (0.01) $        0.01  $       (0.01) $         0.02
                               =============  =============  =============  =============
WEIGHTED AVERAGE
  NUMBER OF COMMON
  STOCK SHARES
  OUTSTANDING, BASIC
  AND DILUTED                        585,000        585,000        585,000        585,000
                               =============  =============  =============  =============

                                      F/S-3

     The accompanying notes are an integral part of the financial statements




                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                        STATEMENT OF STOCKHOLDER'S EQUITY




                                  Common Stock
                               -----------------  Additional                                Total
                                 Number           Paid - in   Subcriptions  Accumulated  Stockholder's
                               of Shares  Amount   Capital     Receivable      Deficit      Equity
                               ---------  ------  ----------  ------------  -----------  -------------
Balance, December 31, 1999       585,000  $  585  $   89,415       (17,100)      (8,245)        64,655

Stock subscriptions paid               -       -           -        17,100            -         17,100

Net income for the year ending
  December 31, 2000                    -       -           -             -        5,260          5,260
                               ---------  ------  ----------  ------------  -----------  -------------

Balance, December 31, 2000       585,000  $  585  $   89,415  $          -  $    (2,985) $      87,015

Net loss for the six months
  ending June 30, 2001                 -       -           -             -       (5,728)        (5,728)
                               ---------  ------  ----------  ------------  -----------  -------------
Balance June 30, 2001
  (unaudited)                    585,000  $  585  $   89,415  $          -  $    (8,713) $      81,287
                               =========  ======  ==========  ============  ===========  =============



























                                      F/S-4


    The accompanying notes are an integral part of the financial statements.

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

                            STATEMENTS OF CASH FLOWS



                                                     Six Months     Six Months
                                                       Ended          Ended
                                                   June 30, 2001  June 30, 2000
                                                    (unaudited)    (unaudited)
                                                   -------------  -------------


CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                $      (5,728) $     (12,175)
  Adjustments to reconcile net income (loss) to
    net cash used by operating activities:
  Decrease (increase) in inventory                         4,480        (20,755)
  Increase (decrease) in accrued rent                        900           (400)
  Increase in accounts payable                               222              -
  Increase in interest payable                                46              -
                                                   -------------  -------------
Net Cash used in operating activities                        (80)        (8,980)
                                                   -------------  -------------

CASH FLOW FROM INVESTING ACTIVITIES                            -              -
                                                   -------------  -------------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from stock subscription receivable                  -         17,100
                                                   -------------  -------------
Net cash provided by financing activities                      -         17,100
                                                   -------------  -------------

Change in cash                                               (80)         8,120

Cash, beginning of period                                    414             75
                                                   -------------  -------------

Cash, end of period                                $         334  $       8,195
                                                   =============  =============


Supplemental cash flow disclosures:

Interest paid                                      $           -  $           -
                                                   =============  =============
Income taxes paid                                  $           -  $           -
                                                   =============  =============















                                      F/S-5




    The accompanying notes are an integral part of the financial statements.

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Historical Autographs U.S.A., Inc. (hereinafter "the Company") was incorporated on February 1, 1999 under the laws of the State of Nevada for the purpose of operating retail outlets for signed memorabilia. The Company maintains a retail business outlet in Spokane, Washington and also offers its products online. The Company's fiscal year-end is December 31.

NOTE 2 - ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
----------------

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. At June 30, 2001, the Company had not participated in consignment or conditional sales; therefore, there are no unsettled transactions related to sales or cost of sales.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts for cash, payables and accrued liabilities approximate their fair value.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.


                                      F/S-6

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 2 - ACCOUNTING POLICIES (continued)

                             Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2001, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Inventories
-----------

Inventories are accounted for using the actual cost, and stated at the lower of cost or market, with market representing the lower of replacement cost or estimated net realizable value. The Company has no insurance coverage of its inventory.

The Company presently has no inventory on consignment at June 30, 2001 or at December 31, 2000 and 1999. In the future, if the Company consigns inventory it will retain title and will maintain insurance on the inventory, until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Basic and Diluted Earnings Per Share
------------------------------------

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is the same as basic net income (loss) per share as there are no common stock equivalents outstanding.


                                      F/S-7

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 2 - ACCOUNTING POLICIES (continued)

Revenue and Cost Recognition.
----------------------------

Revenues from retail sales are recognized at the time the products are delivered.

Although the Company does not provide a written warranty on its items sold, the Company will refund the purchase price paid to any customer in those instances when an item sold is proven to be non-authentic. In a majority of instances, the Company receives a certificate of authenticity for documents (items) purchased from its vendors and is reasonably assured as to the provenance of its products. Since inception, the Company has made no refunds for the sale of any non-authentic items nor has the Company received any claims or notice of prospective claims relating to such items. Accordingly, the Company has not established a reserve against forgery or nonauthenticity.

If a product proves not to be authentic a full refund is given to the purchaser and a charge against sales and related costs are recorded.

Advertising Costs
-----------------

Advertising costs including costs for direct mailings are expensed when incurred.

Compensated Absences
--------------------

The Company does not offer paid vacation or personal time to its employees. Accordingly, there is no related accrual of expenses.

Provision for Taxes
-------------------

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2001, the Company had net deferred tax assets of approximately $1,750 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at June 30, 2001.

At June 30, 2001, the Company had net operating loss carryforwards of approximately $8,700, which expire in the years 2019 through 2021.


                                      F/S-8

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 2 - ACCOUNTING POLICIES (continued)

Web Site Development
--------------------

An outside consultant planned and developed the Company's web site to sell the Company's products. The planning and development costs incurred in this project, in the amount of $500 for the period ended December 31, 1999, were expensed as incurred in accordance with SOP 98-1.

Effective January 1, 2000, the Company adopted SOP 98-1 as amplified by EITF 99-2, "Accounting for Web Site Development Costs." In accordance with this early adoption, the Company will henceforth capitalize web site development costs. During the six months ended June 30, 2001 and the year ended December 31, 2000, the Company had not incurred any web site development costs.


                                  Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2001, the Company had a net loss of $5,728 and an accumulated deficit of $8,713 and limited cash resources. These conditions raise significant doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its retail venture. Management has plans to seek additional capital through sales of the Company's stock.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Interim Financial Statements
----------------------------

The interim financial statements as of June 30, 2001 have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for the reporting period. All such adjustments are normal recurring adjustments. The results of operations for the period presented are not necessarily indicative of the results to be expected for the full fiscal year.



                                      F/S-9

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 3 - PREFERRED AND COMMON STOCK

The Company has 5,000,000 shares of preferred stock authorized and none issued. The Company has 25,000,000 shares of common stock authorized. Upon incorporation, the Company issued 500,000 shares of common stock to officers and directors for $5,000 in cash. During 1999, the Company issued 67,900 shares of common stock for cash at $1.00 per share and 17,100 shares at $1.00 per share for subscriptions receivable, which were paid in January of 2000. All shares of preferred and common stock are non-assessable and non-cumulative. Common stock has no preemptive rights.


NOTE 4 - STOCK OPTION PLAN

The Company's board of directors approved the adoption of the "2001 Non-Qualified Stock Option and Stock Appreciation Rights Plan" by unanimous consent on March 5, 2001. This plan was initiated to encourage and enable officers, directors, consultants, advisors and other key employees of the Company to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of 1,000,000 of the authorized shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options have been issued under the plan as of June 30, 2001.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

                                Rental Agreement

The Company has a rental agreement for office space in Spokane, Washington through March 2002. The minimum monthly rent is $300.


NOTE 6 - LOANS PAYABLE

There are two loans payable outstanding at June 30, 2001 for an aggregate amount of $620. Both are unsecured, payable upon demand and non-interest bearing. Interest was imputed at the historical discount rate in effect at the time the loans were initiated, which was 5%. Of the total loans payable balance, $320 is to a related party.

NOTE 7 - RELATED PARTY TRANSACTIONS

The occasional usage of used computer equipment, provided to the Company by the Company's officers at no charge, is considered immaterial for financial reporting.

The Company pays a 3% commission on every sale to both of the Company's two officers.


                                     F/S-10

                                    PART III

Item 1. Index to Exhibits

3.1  Articles of Incorporation of Historical Autographs U.S.A., Inc.

3.6  By-Laws


4.1  Common Stock Certificate

10.1 2001 sSock Option Plan

23.1 Consent of Williams & Webster, PS

99.1 Letter of Williams & Webster, PS*

-----------------------------

* included with consent of Williams & Webster, PS


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Date: April 23, 2001

                                         HISTORICAL AUTOGRAPHS U.S.A., INC.



                                         By: /s/ Raymond Kuh
                                            -----------------------------------
                                            Raymond Kuh, President and CEO

Exhibit 3.1 - Articles of Incorporation of Historical Autographs U.S.A., Inc.

                            ARTICLES OF INCORPORATION

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

     The undersigned, being a citizen of the United States of America and over the age of twenty-one (21) years, for the purpose of forming a corporation under the Nevada Revised Statutes, states the following:


                                    ARTICLE I

                                      Name
                                      ----

     The name of this corporation is HISTORICAL AUTOGRAPHS U.S.A., INC.


                                   ARTICLE II

                             Registered Agent/Office
                             -----------------------

     The registered agent is Nevada Agency & Trust Company, whose business address is 50 West Liberty Street, Bank of American Building, Suite 880, Reno, Nevada 89501.


                                   ARTICLE III

                                    PURPOSES
                                    --------

     The purpose for which this Corporation is organized is to engage in any activity and all lawful activities for which Corporations may be organized under the Corporation Law of the State of Nevada, as amended.


                                   ARTICLE IV

                                Authorized Stock
                                ----------------

     The Corporation is authorized to issue two class of stock, designated "Common Stock" and "Preferred Stock". The total number of shares of stock authorized shall be Thirty Million shares consisting of Twenty Five Million (25,000,000), par value $0.001 per share of Common Stock and Five Million (5,000,000), par value $.001 shares of Preferred Stock. Any and all shares of stock may be issued, reissued, transferred or granted by the Board of Directors, as the case may be, to persons, firms, corporations, and associations, and for such lawful consideration, and on such terms, as the Board of Directors shall have the authority pursuant to the Nevada Revised Statutes, to set, by resolution, the particular designation, preferences and relative, participating, optional or other special rights and qualification, limitations or restriction of any class of stock or any series of stock within any class of stock issued by this Corporation.


                                    ARTICLE V

                                    Duration
                                    --------

         The Corporation's period of duration shall be perpetual.

                                   ARTICLE V.

                               BOARD OF DIRECTORS
                               ------------------

     The governing board of this Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation, provided that the number of the directors shall not be reduced to less than two (2), except that, in cases where all the shares of the Corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than two (2) but not less than the number of stockholders.

     The names and post office addresses of the First Board of Directors, which shall be one (1) in number is as follows:

         NAME                                   ADDRESS
         ----                                   -------

1.       Ray Kuh                                West 516 Sprague
                                                Spokane, WA 99201

     The Board of Directors shall be limited to not less than two (2) nor more than nine (9), subject to the provisions set forth above.

     Directors of the Corporation need not be residents of the State of Nevada and need not own shares of the Corporation's stock.


                                   ARTICLE VI

                        Authority of Board of Directors
                        -------------------------------

     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

     Subject to the Bylaws, if any, adopted by the stockholders, to make alter or amend by Bylaws of the Corporation.

     To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and to cause to be executed mortgages and liens upon the real and personal property of this Corporation.


                                  ARTICLE VIII

                             Shareholders' Meetings
                             ----------------------

     Meetings of the stockholders may be held at such place within or without the State of Nevada, if the By-laws so provide. The books of the Corporation may be kept (subject to any provisions contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.


                                   ARTICLE IX

                                  Incorporator
                                  ------------

     The name and post office address of the incorporator signing these Articles of Incorporation is set forth below:

         NAME                                 ADDRESS
         ----                                 -------

         Ray Kuh                              West 516 Sprague
                                              Spokane, WA 99204.

                                    ARTICLE X

                                 Indemnification
                                 ---------------

     The Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all personals who it shall have power to indemnify under this section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Pursuant to the Revised Nevada Statutes, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by the court of the competent jurisdiction that he/she is not entitled to be indemnified by the Corporation.


                                   ARTICLE XI

              Director Indemnification for Breach of Fiduciary Duty
              -----------------------------------------------------

     To the fullest extent permitted by the Revised Nevada Statutes, as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer of the Corporation.


                                   ARTICLE XII

                              Non-Assessable Stock
                              --------------------

     The capital stock of this Corporation shall not be assessable to pay the debts of the Corporation.


                                  ARTICLE XIII

                              Non Cumulative Voting
                              ---------------------

     At each election of directors, every shareholder entitled to vote as such election has the right to vote, in person or by proxy, the number of shares of stock held by him for as many personas as there are directors to be elected. No cumulative voting for directors shall be permitted.


                                   ARTICLE XIV

                     No Preemptive Rights with Common Stock
                     --------------------------------------

     All shareholders are denied preemptive rights regarding additional shares of Common Stock of this Corporation.


                                   ARTICLE XV

                           Related Party Transactions
                           --------------------------

     No contracts or other transactions between the Corporation and any other corporation, and no act of the Corporation shall in any way be affected or invalidated by the fact that any of the directors of the corporation are pecuniary or otherwise interested in, or are directors or officers of, such other corporations; and

     Any director individually, or any firm of which any director may be a member, may be a party to, or may be pecuniary or otherwise interested in, any contracts or transactions of the Corporation, provided that the fact that he/she or such firm is so interested shall be fully disclosed or shall have been known to the Board of Directors of the Corporation or a majority thereof


                                   ARTICLE XVI

                             Right to Amend Articles
                             -----------------------

     The Corporation reserves the right to amend, alter, change or repeal any provisions contained in these Articles of Incorporation, in the manner now or hereafter prescribed in the By-laws of the corporation, and all rights and powers conferred herein prescribed in the By-laws of the corporation, and all rights and powers conferred herein on shareholders and directors are subject to this reserved power.

     DATED this 27th day of January, 1999.

                                          S/S Ray Kuh
                                          --------------------------------------

State of Washington        )
                           )ss.
County of Spokane          )

On this 27th day of January, 1999, before me, the undersigned, a Notary Public in and for the state of Washington, personally appeared Ray Kuh, personally known to me, to be the person whose name is subscribed to this instrument, and acknowledged that he executed it as free and voluntary.


                                           Thomas G. Walsh
                                           -------------------------------------
                                           Notary Public in and for
                                           the State of Washington,
                                           Residing at Spokane, Washington

                                           My commission expires:8-19-02
                                                                 ---------------

Exhibit 3.6 - By-Laws
                                    BYLAWS OF
                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             (a Nevada Corporation)

                                TABLE OF CONTENTS
                                                                           Page

ARTICLE I - CORPORATE OFFICES.................................................1

1.1      REGISTERED OFFICE....................................................1
1.2      OTHER OFFICES........................................................1

ARTICLE II - MEETINGS OF STOCKHOLDERS.........................................1

2.1      PLACE OF MEETINGS....................................................1
2.2      ANNUAL MEETING.......................................................1
2.3      SPECIAL MEETING......................................................1
2.4      NOTICE OF STOCKHOLDERS' MEETINGS.....................................2
2.5      MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE.........................2
2.6      QUORUM...............................................................3
2.7      ADJOURNED MEETING; NOTICE............................................3
2.8      VOTING...............................................................3
2.9      WAIVER OF NOTICE.....................................................4
2.10     STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A
         MEETING..............................................................4
2.11     RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING
         CONSENTS.............................................................5
2.12     PROXIES..............................................................5
2.13     LIST OF STOCKHOLDERS ENTITLED TO VOTE................................6
2.14     INSPECTORS OF ELECTION...............................................6

ARTICLE III - DIRECTORS.......................................................7

3.1      POWERS...............................................................7
3.2      NUMBER OF DIRECTORS..................................................7
3.3      ELECTION, QUALIFICATION AND TERM OF OFFICE OF
         DIRECTORS............................................................7
3.4      RESIGNATION AND VACANCIES............................................7
3.5      PLACE OF MEETINGS; MEETINGS BY TELEPHONE.............................8
3.6      FIRST MEETINGS.......................................................8
3.7      REGULAR MEETINGS.....................................................9
3.8      SPECIAL MEETINGS; NOTICE.............................................9
3.9      QUORUM...............................................................9
3.10     WAIVER OF NOTICE.....................................................9
3.11     ADJOURNED MEETING; NOTICE...........................................10
3.12     BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING...................10
3.13     FEES AND COMPENSATION OF DIRECTORS..................................10
3.14     APPROVAL OF LOANS TO OFFICERS.......................................10
3.15     REMOVAL OF DIRECTORS................................................10
ARTICLE IV - COMMITTEES......................................................11

4.1      COMMITTEES OF DIRECTORS.............................................11
4.2      COMMITTEE MINUTES...................................................12
4.3      MEETINGS AND ACTION OF COMMITTEES...................................12

ARTICLE V - OFFICERS.........................................................12

5.1      OFFICERS............................................................12

5.2      ELECTION OF OFFICERS................................................12
5.3      SUBORDINATE OFFICERS................................................12
5.4      REMOVAL AND RESIGNATION OF OFFICERS.................................13
5.5      VACANCIES IN OFFICES................................................13
5.6      CHAIRMAN OF THE BOA RD..............................................13
5.7      PRESIDENT...........................................................13
5.8      VICE PRESIDENT......................................................13
5.9      SECRETARY...........................................................14
5.10     TREASURER...........................................................14
5.11     ASSISTANT SECRETARY.................................................14
5.12     ASSISTANT TREASURER.................................................15
5.13     AUTHORITY AND DUTIES OF OFFICERS....................................15

ARTICLE VI - INDEMNITY.......................................................15

6.1      INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................15
6.2      INDEMNIFICATION OF OTHERS...........................................15
6.3      INSURANCE...........................................................16

ARTICLE VII - RECORDS AND REPORTS............................................16

7.1      MAINTENANCE AND INSPECTION OF RECORDS...............................16
7.2      INSPECTION BY DIRECTORS.............................................17
7.3      ANNUAL STATEMENT TO STOCKHOLDERS....................................17
7.4      REPRESENTATION OF SHARES OF OTHER CORPORATIONS......................17

ARTICLE VIII - GENERAL MATTERS...............................................17

8.1      CHECKS..............................................................17
8.2      EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS....................18
8.3      STOCK CERTIFICATES; PARTLY PAID SHARES..............................18
8.4      SPECIAL DESIGNATION ON CERTIFICATES.................................18
8.5      LOST CERTIFICATES...................................................19
8.6      CONSTRUCTION; DEFINITIONS...........................................19
8.7      DIVIDENDS...........................................................19
8.8      FISCAL YEAR.........................................................20
8.9      SEAL................................................................20
8.10     TRANSFER OF STOCK...................................................20
8.11     STOCK TRANSFER AGREEMENTS...........................................20
8.12     REGISTERED STOCKHOLDERS.............................................20

ARTICLE IX - AMENDMENTS......................................................20

ARTICLE X - DISSOLUTION......................................................21

ARTICLE XI - CUSTODIAN.......................................................21

11.1     APPOINTMENT OF A CUSTODIAN IN CERTAIN CASES.........................21
11.2     DUTIES OF CUSTODIAN.................................................22

                                    BYLAWS of
                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             (a Nevada Corporation)

                                    ARTICLE I

                               CORPORATE OFFICES
                               -----------------

1.1      REGISTERED OFFICE

The registered office of the corporation shall be Nevada Agency & Trust Company, located at 50 West Liberty Street, Suite 880, city of Reno, State of Nevada 89501. The name of the registered agent of the corporation at such location is Nevada Agency & Trust Company.

1.2      OTHER OFFICES

The board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

2.1      PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Nevada, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

The annual meeting of stockholders shall be held each year within 180 days of the end of the prior fiscal year, on a date and at a time designated by the board of directors or as otherwise determined by the board of directors.

2.3      SPECIAL MEETING

A special meeting of the stockholders may be called at any time by the board of directors, or by the chairman of the board, or by the president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is requested by any person or persons other than the board of directors or the president or the chairman of the board, then the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, any vice president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The board of directors shall deter-mine the time and place of such special meeting, which shall be held not less than 15 nor more than 120 days after the receipt of the request. Upon determination of the time and the place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of
Section 2.4 of these bylaws. If the notice is not given within 61 days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4      NOTICE OF STOCKHOLDERS MEETINGS

All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the stockholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board intends to present for election.

2.5      MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

Written notice of any meeting of stockholders shall be given either personally or by first class mail or by telegraphic or other written communication. Notices not personally delivered shall be sent charges prepaid and shall be addressed to the stockholder at the address of that stockholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that stockholder by mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

If any notice addressed to a stockholder at the address of that stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at that address, then all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the stockholder on written demand of the stockholder at the principal executive office of the corporation for a period of one (l) year from the date of the giving of the notice.

An affidavit of the mailing or other means of giving any notice of any stockholders' meeting, executed by the secretary, assistant secretary or any transfer agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice.

2.6      QUORUM

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stock holders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7      ADJOURN MEETING:  NOTICE

Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting, if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty
(30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8      VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to the provisions of the General Corporation Law of Nevada (relating to voting rights of fiduciaries, pledgers and joint owners of stock and to voting trusts and other voting agreements).

Except as provided in the last paragraph of this Section 2.8, or as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

At a stockholders' meeting at which directors are to be elected, or at elections held under special circumstances, a stockholder shall not be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such stock-holder normally is entitled to cast).

2.9      WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the General Corporation Law of Nevada or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(i) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

2.10     STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action that may taken at any annual or special of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Nevada if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of shareholders, that written notice and written consent have been given as provided in the General Corporation Law of Nevada.

2.11     RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING CONSENTS

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders of any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

         If the board of directors does not so fix a record date:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day of which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed.

(iii) The record date for determining stockholder for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

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

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjournment meeting.

2.12     PROXIES

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by a written proxy, signed by the stockholder and filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, fax, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney in fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the General Corporation Law of Nevada.

2.13     LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of a corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.14     INSPECTORS OF ELECTION

Before any meeting of stockholders, the board of directors may appoint an inspector or inspectors of election to act at the meeting or its adjournment. If no inspector of election is so appointed, then the chairman of the meeting may, and on the request of any stockholder or a stockholder's proxy shall, appoint an inspector or inspectors of election to act at the meeting. The number of inspectors shall be either one (l) or three (3). If inspectors are appointed at a meeting pursuant to the request of one (l) or more stockholders or proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (l) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall appoint a person to fill that vacancy.

Such inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b) receive votes, ballots or consents;

(c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) count and tabulate all votes or consents;

(e) determine when the polls shall close;

(f) determine the result; and

(g) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.



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


                                   ARTICLE III

                                    DIRECTORS
                                    ---------

3.1      POWERS

Subject to the provisions of the General Corporation Law of Nevada and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2      NUMBER OF DIRECTORS

The number of directors of the corporation shall be a minimum of not less than two (2) and not more than nine (9). This number may be changed by a duly adopted amendment to the certificate of incorporation or by an amendment to these bylaws adopted by the vote or written consent of the holders of a majority of the stock issued and outstanding and entitled to vote or by resolution of a majority of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3      ELECTION QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

Elections of directors need not be by written ballot.

3.4      RESIGNATION AND VACANCIES

Any director may resign at any time upon written notice to the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office (even if less than a quorum), including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court for a decree summarily ordering an election as provided in the General Corporation Law of Nevada.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court may, upon application of any stockholder or stockholders holding at least ten (10) percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such


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vacancies or newly created directorships,  or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of the General Corporation Laws of Nevada as far as applicable.

3.5      PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Nevada. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6      FIRST MEETINGS

The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. As an alternative, each director listed in the Articles of
Incorporation can execute a Consent of Directors in Lieu of an Organizational Meeting. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

3.7      REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.8      SPECIAL MEETINGS; NOTICE

The chairman of the board, the president, any vice president, the secretary or any director may call special meetings of the board of directors for any purpose or purposes at any time.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally or by telephone or by telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting, if the meeting is to be held at the principal executive office of the corporation.

3.9      QUORUM

At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.10      WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the General Corporation Law of Nevada or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether

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

before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.11      ADJOURNED MEETING NOTICE

If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.12      BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the board or committee.

3.13      FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.14      APPROVAL OF LOANS TO OFFICERS

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.15      REMOVAL OF DIRECTORS

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that, so long as stockholders of the corporation are entitled to cumulative voting, if less that the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

                                   ARTICLE IV

                                   COMMITTEES
                                   ----------

4.1       COMMITTEES OF DIRECTORS

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

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

Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) amend the certificate of incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in the General Corporation Law of Nevada, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation), (ii) adopt an agreement of merger or consolidation under of the General Corporation Law of Nevada, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, (iv) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or (v) amend the bylaws of the corporation; and, unless the board resolution establishing the committee, the bylaws or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to the General Corporation Laws of Nevada.

4.2       COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3       MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings and meetings by telephone), Section 3.7 (regular meetings),
Section 3.8 (special meetings and notice), Section 3.9 (quorum), Section 3.10 (waiver of notice), Section 3.11 (adjournment and notice of adjournment), and
Section 3.12 (action without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

                                    ARTICLE V

                                    OFFICERS
                                    --------

5.1       OFFICERS

The officers of the corporation shall be a president, one or more vice presidents, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more assistant vice presidents, assistant secretaries, assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of
Section 5.3 of these bylaws. The same person may hold any number of offices.

5.2       ELECTION OF OFFICERS

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be chosen by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

5.3       SUBORDINATE OFFICERS

The board of directors may appoint, or empower the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4       REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the

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

board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5       VACANCIES IN OFFICES

The board of directors shall fill any vacancy occurring in any office of the corporation.

5.6       CHAIRMAN OF THE BOARD

The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws. If there is no president, then the chairman of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws.

5.7       PRESIDENT

Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and the board of directors or these bylaws may prescribe duties as.

5.8       VICE PRESIDENT

In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the president or the chairman of the board.

5.9       SECRETARY

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the board of directors required to be given by law or by these bylaws. He shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these bylaws.


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


5.10      TREASURER

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

5.11      ASSISTANT SECRETARY

The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

5.12      ASSISTANT TREASURER

The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

5.13      AUTHORITY AND DUTIES OF OFFICERS

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

                                   ARTICLE VI

                                   INDEMNITY
                                   ---------

6.1       INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2       INDEMNIFICATION OF OTHERS

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reason-ably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3       INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of Nevada.

                                   ARTICLE VII

                              RECORDS AND REPORTS
                              -------------------

7.1       MAINTENANCE AND INSPECTION OF RECORDS

The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its shareholders listing their names and addresses and the number and class of shares held by each shareholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Nevada or at its principal place of business.

The officer who has charge of the stock ledger of a corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

7.2       INSPECTION BY DIRECTORS

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his position as a director. The Court is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3       ANNUAL STATEMENT TO STOCKHOLDERS

The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

7.4       REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairman of the board, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

                                  ARTICLE VIII

                                GENERAL MATTERS
                                ---------------

8.1       CHECKS

From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2       EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

The board of directors, except as otherwise provided in these by-laws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount. This does not include contract necessary to conduct day to day operations.

8.3       STOCK CERTIFICATES:  PARTLY PAID SHARES

Certificates shall represent the shares of a corporation, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be non-certificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of non-certificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the chairman or vice chairman of the board of directors, or the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of non-certificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4       SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in the General Corporation Law of Nevada, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5       LOST CERTIFICATES

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and canceled at the same time. The corporation may issue a new certificate of stock or non-certificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or non-certificated shares. The Board of Directors, at its option may waive the bond.

8.6       CONSTRUCTION:   DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Nevada General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7       DIVIDENDS

The directors of the corporation, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of Nevada. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8       FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors. The fiscal year for the first year will be December 31, 1999.

8.9       SEAL

The Corporation shall have power to have a corporate seal, which shall be adopted and which may be altered by the board of directors, and the corporation may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.10      TRANSFER OF STOCK

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.11      STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Nevada.

8.12      REGISTERED STOCKHOLDERS

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

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


                                   ARTICLE IX

                                   AMENDMENTS
                                   ----------

The original or other bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

                                    ARTICLE X

                                   DISSOLUTION
                                   -----------

If it should be deemed advisable in the judgment of the board of directors of the corporation that the corporation should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.

At the meeting a vote shall be taken for and against the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon votes for the proposed dissolution, then a certificate stating that the dissolution has been authorized in accordance with the provisions of the General Corporation Laws of Nevada and setting forth the names and residences of the directors and officers shall be executed, acknowledged, and filed and shall become effective in accordance with the General Corporation Laws of Nevada. Upon such certificate's becoming effective in accordance with the General Corporation Laws of Nevada, the corporation shall be dissolved.

Whenever all the stockholders entitled to vote on a dissolution consent in writing, either in person or by duly authorized attorney, to a dissolution, no meeting of directors or stockholders shall be necessary. The consent shall be filed and shall become effective in accordance with the General Corporation Law of Nevada. Upon such consent's becoming effective in accordance with the General Corporation Laws of Nevada, the corporation shall be dissolved. If an attorney signs the consent, then the original power of attorney or a photocopy thereof shall be attached to and filed with the consent. The consent filed with the Secretary of State shall have attached to it the affidavit of the secretary or some other officer of the corporation stating that the consent has been signed by or on behalf of all the stockholders entitled to vote on a dissolution; in addition, there shall be attached to the consent a certification by the secretary or some other officer of the corporation setting forth the names and residences of the directors and officers of the corporation.

                                   ARTICLE XI

                                   CUSTODIAN
                                   ---------

11.1      APPOINTMENT OF A CUSTODIAN IN CERTAIN CASES

The Court, upon application of any stockholder, may appoint one or more persons to be custodians and, if the corporation is insolvent, to be receivers, of and for the corporation when:

(i) at any meeting held for the election of directors the stockholders are so divided that they have failed to elect successors to directors whose terms have expired or would have expired upon qualification of their successors; or

(ii) the business of the corporation is suffering or is threatened with irreparable injury because the directors are so divided respecting the management of the affairs of the corporation that the required vote for action by the board of directors cannot obtained and the stockholders are unable to terminate this division; or

(iii) the corporation has abandoned its business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets.

11.2      DUTIES OF CUSTODIAN

The custodian shall have all the powers and title of a receiver appointed under the General Corporation Law of Nevada, but the authority of the custodian shall be to continue the business of the corporation and not to liquidate its affairs and distribute its assets, except when the Court otherwise orders and except in cases arising under the General Corporation Laws of Nevada.

                        CERTIFICATE OF ADOPTION OF BYLAWS

                                       OF

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             (a Nevada Corporation)


                            Adoption by Incorporator


The undersigned, appointed in the Certificate of Incorporation to act as the Incorporator of HISTORICAL AUTOGRAPHS U.S.A., INC., hereby adopts the foregoing bylaws, comprising twenty-two (22) pages, as the Bylaws of the corporation.


Executed this 1st day of February 1999.



  S/Raymond J. Kuh
-------------------------------
Raymond J. Kuh, Incorporator


              Certificate by Secretary of Adoption by Incorporator

The undersigned hereby certifies that he is the duly elected, qualified and acting Secretary of HISTORICAL AUTOGRAPHS U.S.A., INC. and that the foregoing Bylaws, comprising twenty-two (22) pages, were adopted as the Bylaws of the corporation on the 1st day of February, 1999, by Raymond J. Kuh, appointed in the Certificate of Incorporation to act as the Incorporator of the corporation.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the corporate seal this 2nd day of February 1999.


 S/Cindy K. Swank
------------------------------
Cindy K. Swank, Secretary

Exhibit 4.1 - Common Stock Certificate


                       Historical Autographs U.S.A., Inc.

                     25,000,000 SHARES PAR VALUE $.001 EACH
                                  COMMON STOCK

 This is to Certify that_______________________________________is the owner of


   *_________________________________________________________________________*
             FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
                       Historical Autographs U.S.A., Inc.

           Transferable on the books of the Corporation by the holder hereof in person or by Duly authorized Attorney upon surrender of this Certificate properly endorsed.
       Witness, the seal of the Corporation and the signature of its duly authorized officers.


                        Dated___________________________

------------------------------------        ------------------------------------
Secretary                                   President

Exhibit 10.1 - 2001 Stock Option Plan

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             2001 STOCK OPTION PLAN
              (Adopted by the Board of Directors on March 5, 2001)
                 (Approved by the Stockholders on March 5, 2001)

1.   Purpose.
     --------

     This 2001 Stock Option Plan is intended to encourage stock ownership in HISTORICAL AUTOGRAPHS U.S.A., INC. by the officers, directors, employees, consultants, and advisors of the Company or its affiliates in order to promote their interest in the success of the Company and to encourage their continued affiliation. All options granted under this 2001 Stock Option Plan are intended to be either (a) Incentive Stock Options or (b) Non-Statutory Stock Options.

2.   Definitions.
     ------------

     As used herein the following definitions shall apply:

     "Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

     "Advisor" shall mean an individual who provides bona fide services to the Company or Affiliate pursuant to a written contract.

     "Affiliate" shall mean any corporation defined as a "parent corporation" or a "subsidiary corporation" by Code Section 424(e) and (f), respectively.

     "Agreement" shall mean either a 2001 Incentive Stock Option Agreement or a 2001 Non-Statutory Stock Option Agreement, embodying the terms of the agreement between the Company and the Optionee with respect to Optionee's Option.

     "Board" shall mean the Board of Directors of the Company.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

     "Company"  shall  mean  HISTORICAL   AUTOGRAPHS  U.S.A.,   INC.,  a  Nevada
corporation.

     "Consultant" shall mean any person who is placed on the Company's Consultants List by the Board and who agrees in writing to be included thereon.

     "Disability" or "Disabled" shall mean the condition of being "disabled" within the meaning of Section 422(c)(6) of the Code or any successor provision.

     "Director" shall mean an individual member of the Board.

     "Disinterested Person" means a Non-Employee Director as defined in Rule 16b-3 of the Exchange Act of 1934, as amended.

     "Employee" shall mean any salaried employee of the Company or its Affiliates, including those employees who are officers of the Company or its Affiliates.

     "Fair Market Value" of Stock on a given date shall mean an amount per share as determined by the Board or its delegates by applying any reasonable valuation method determined without regard to any restriction other than a restriction that, by its terms, will never lapse. Notwithstanding the preceding, if the Stock is traded upon an established stock exchange, then the "Fair Market Value" of Stock on a given date per share shall be deemed to be the average of the highest and lowest selling price per share of the Stock on the principal stock exchange on which the Stock is then trading or, if there was no trading of the Stock on that day, on the next preceding day on which there was such trading; if the Stock is not traded upon an established stock exchange but is quoted on a quotation system, the "Fair Market Value" of Stock on a given date shall be deemed to be the mean between the closing representative "bid" and "ask" prices per share of the Stock on such date as reported by such quotation system or, if there was no trading of the Stock on that day, on the next preceding day on which there was such trading.

     "Incentive Stock Option" shall mean an option granted pursuant to the Plan that is designated by the Board or its delegates as an "Incentive Stock Option" and which qualifies as an incentive stock option under Section 422 of the Code or any successor provision.

     "Non-Statutory Stock Option" shall mean a stock option granted pursuant to the Plan that is not an Incentive Stock Option.

     "Option" shall refer to either an Incentive Stock Option or Non-Statutory Stock Option, or both, as the context shall indicate.

     "Optionee" shall mean the recipient of an Incentive Stock Option or a Non-Statutory Stock Option.

     "Option Price" shall mean the price per share of Stock to be paid by the Optionee upon exercise of the Option.

     "Option Stock" shall mean the total number of shares of Stock the Optionee shall be entitled to purchase pursuant to the Agreement.

     "Plan" shall mean this Historical Autographs U.S.A., Inc. 2001 Stock Option Plan, as amended from time to time.

     "Reporting Person" shall mean an Optionee who is required to file statements relating to his or her beneficial ownership of Stock with the SEC pursuant to Section 16(a) of the Act.

     "Rule 16b-3" shall mean Rule 16b-3 (as amended from time to time), promulgated by the SEC under the Act, and any successor thereto.

     "SEC" shall mean the Securities and Exchange Commission.

     "Stock" shall mean the $0.001 par value Common Stock of the Company.

3.   Administration.
     --------------

     The Plan shall be administered by the Board; provided, however, that the Board may delegate all or any part of its authority to administer the Plan in its entirety or, with respect to any group or groups of persons eligible to receive Options hereunder, to such committee as the Board shall in its sole discretion determine. Such committee shall be composed of not fewer than two members (the "Committee"), all of the members of which Committee shall be Disinterested Persons, if required. Any Disinterested Person shall comply with the requirements of Rule 16b-3. The Board or its Committee may adopt, amend and rescind such rules and regulations for carrying out the Plan and implementing agreements and take such actions as it deems proper. The interpretation, construction and application by the Board or its Committee of any of the provisions of the Plan or any Option granted thereunder shall be final and binding on the Company, all Optionees, their legal representatives, and any person who may acquire an Option directly from an Optionee by permitted transfer, bequest or inheritance. Reference to administrative acts by the Board in the Plan shall also refer to acts by its Committee, unless the context otherwise indicates. Whether or not the Board has delegated administrative authority, the Board has the final power to determine all questions of policy or expediency that may arise in administration of the Plan.

4.   Eligibility.
     ------------

     Only Employees are eligible to receive Incentive Stock Options under the Plan. Employees, Officers, Directors, Consultants and Advisors of the Company or its Affiliates are eligible to receive Non-Statutory Stock Options under the Plan.

     No person shall be eligible to receive an Option for a larger number of shares than is recommended for him or her by the Board. Any Optionee may hold more than one Option (whether Incentive Stock Options, Non-Statutory Stock Options, or both, but only on the terms and conditions and subject to the restrictions set forth herein.

     Incentive Stock Options granted to an Employee who owns stock at the time the Incentive Stock Option is granted, representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company and its Affiliates, shall be granted at an Option Price at least one hundred ten percent (110%) of the Fair Market Value of the Stock at the time the Incentive Stock Option is granted. In determining ownership of Stock by an Employee, the attribution standards set forth in Code Section 424(d) shall be applicable.

5.   Stock Subject to the Plan.
     -------------------------

     Options granted under the Plan shall be for shares of the Company's authorized but unissued or re-acquired Stock. The aggregate number of shares of Stock which may be subject to Options pursuant to the Plan shall not exceed one million (1,000,000) shares, unless adjusted by the Board pursuant to Paragraph 6(l). Stock issued under other stock option plans of the Company shall not be counted against the maximum number of shares that can be issued under the Plan.

     In the event that any outstanding Option expires or is terminated for any reason, the shares of Stock allocable to the unexercised portion of such Option may again be subject to an Option under the Plan.

     If an Optionee pays all or part of any Option Price with shares of Stock, the number of shares deemed to be issued to the Optionee (and counted against the maximum number of shares that can be issued under the Plan) shall be the number of shares transferred to the Optionee by the Company, less the number of shares transferred by the Optionee to the Company as payment. Stock issued on the exercise of an Option which is forfeited in accordance with the conditions contained in the grant by the Optionee after issuance shall be deemed to have never been issued under the Plan and, accordingly, shall not be counted against the maximum number of shares that can be issued under the Plan. Notwithstanding the terms of the previous two sentences, the maximum number of shares for which Incentive Stock Options may be issued under the Plan shall be one million (1,000,000) shares, subject to adjustment by the Board as provided under Paragraph 6(l), regardless of the fact that under the terms of the preceding sentences, a lesser number of shares is deemed to be issued pursuant to the exercise of Incentive Stock Options.

6.   Terms and Conditions of Options.
     --------------------------------

     The Board or its delegates shall authorize the granting of all Options under the Plan with such Options to be evidenced by Incentive Stock Option Agreements or Non-Statutory Stock Option Agreements, as the case may be. Each Agreement shall be in such form as the Board may approve from time to time. Each Agreement shall comply with and be subject to the following terms and conditions:

     (a) Type of Option; Number of Shares. Each particular Option Agreement shall state the type of Options to be granted (whether Incentive Stock Options or Non-Statutory Stock Options) and the number of shares to which the Option pertains. Under no circumstances shall the aggregate Fair Market Value of the Stock (determined as of the time the Option is granted) with respect to which Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all incentive stock option plans of the Company and its Affiliates) exceed $100,000.

     (b) Option Price. Each particular Option Agreement shall state the Option Price. The Option Price for an Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value per share of Stock on the date the Incentive Stock Option is granted. The Option Price for a Non-Statutory Stock Option shall be the price per share of Stock set by the Board or its delegates.

     (c) Certificate Legends. Certificates for shares of Stock issued and delivered to Reporting Persons may be legended, as the Board deems appropriate, if required by the provisions of any applicable rule or regulation.

     (d) Medium and Time of Payment. The aggregate Option Price shall be payable upon the exercise of the Option and shall be paid in any combination of:

          (i) United States cash currency;

          (ii) a cashier's or certified check to the order of the Company;

          (iii) a personal check acceptable to the Company;

          (iv) to the extent permitted by the Board, shares of Stock of the Company (including previously owned Stock or Stock issuable in connection with the Option exercise), properly endorsed to the Company, whose Fair Market Value on the date of exercise equals the aggregate Option Price of the Option being exercised; or

          (v) to the extent permitted by the Board, the Optionee's entering into an agreement with the Company, whereby a portion of the Optionee's Options are terminated and where the "built-in gain" on any Options which are terminated as part of such agreement equals the aggregate Option Price of the Option being exercised. The Company may establish, from time to time, procedures for a "cashless exercise" of options. "Built-in gain" means the excess of the aggregate Fair Market Value of any Stock otherwise issuable on exercise of a terminated Option, over the aggregate Option Price otherwise due the Company on such exercise.

          The Board may permit deemed or constructive transfer of shares in lieu of actual transfer and physical delivery of certificates. Except to the extent prohibited by applicable law, the Board may take any necessary or appropriate steps in order to facilitate the payment of any such Option Price. Without limiting the foregoing, the Board may cause the Company to loan the Option Price to the Optionee or to guarantee that any Stock to be issued will be delivered to a broker or lender in order to allow the Optionee to borrow the Option Price. The Board, in its sole and exclusive discretion, may require satisfaction of any rules or conditions in connection with payment of the Option Price at any particular time, in any particular form, or with the Company's assistance. If Stock used to pay any Option Price is subject to any prior restrictions imposed in connection with any plan of the Company (including this Plan), an equal number of the shares of Stock acquired on exercise shall be made subject to such prior restrictions in addition to any further restrictions imposed on such Stock by the terms of the Optionee's Agreement or by the Plan.

     (e) Vesting. The total number of shares of Stock subject to an Option may, but need not, be allotted in periodic installments (which may, but need not, be equal). The Option Agreement may provide that from time to time during each of such installment periods, the Option may become exercisable ("vest") with respect to some or all of the shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period and/or any prior period as to which the Option became vested but was not fully exercised. During the remainder of the term of the Option (if its term extends beyond the end of the installment periods), any unexercised Option Stock may be exercised from time to time.

     (f) Duration of Options. Each particular Option Agreement shall state the term of the Option; provided, however, that all Incentive Stock Options granted under this Plan shall expire and not be exercisable after the expiration of ten (10) years from the date granted; provided, further, that any Incentive Stock Option granted to an Employee who owns stock at the time the Incentive Stock Option is granted representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company and its Affiliates shall expire and not be exercisable after the expiration of five (5) years from the date granted. Non-Statutory Stock Options shall expire and not be exercisable after the date set by the Board or its delegates in the particular Option Agreement, or on any later date subsequently approved by the Board or its delegates.

     (g) Exercise of Options.
         --------------------

          (i) Each particular Option Agreement shall state when the Optionee's right to purchase Stock pursuant to the terms of an Option are exercisable in whole or in part, provided, however, that Incentive Stock Options shall not be exercisable by an Employee more than 90 days after the date that the employment of such Employee is voluntarily or involuntarily terminated. Subject to the earlier termination of the right to exercise the Options as provided under this Plan, Options shall be exercisable in whole or in part as the Board, in its sole and exclusive discretion, may provide in the particular Option Agreement, as amended. The Board may at any time increase the percentage of an Option that is otherwise exercisable under the terms of a particular Option Agreement. The Board, in its sole and exclusive discretion, may permit the issuance of Stock underlying an Option prior to the date the Option is otherwise exercisable, provided such Stock is subject to repurchase rights which expire pro rata as the Option would otherwise have become exercisable.

          (ii) If the Optionee does not exercise in any one (1) year period the full number of shares to which he or she is then entitled to exercise, the Optionee may exercise those shares in any subsequent year during the term of the Option.

     (h) Transfer of Options. An Option shall not be transferable except by will or by the laws of decent and distribution, and shall be exercisable during the lifetime of the person to whom the Option is granted only by such person, except as specifically provided for by the Board. An attempted non-permitted transfer of an Option shall be void.

     (i) Disability of Optionee. In the event an Optionee's Continuous Status as an Employee, Director or Consultant terminates as a result of the Optionee's Disability, the Optionee may exercise his or her Option, but only within twelve (12) months from the date of such termination (or such shorter period specified in the Option Agreement), and only to the extent that the Optionee was entitled to exercise it at the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). If, at the date of termination, the Optionee is not entitled to exercise his of her entire Option, the shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to the Plan.

     (j) Death of Optionee. In the event of the death of an Optionee, the Option may be exercised, at any time within sixteen (16) months following the date of death (or such other period specified in the Option Agreement but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. If, at the time of death, the Optionee was not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after death, the Optionee's estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to the Plan.

     (k) Termination of Employment or Relationship as an Officer, Director, Consultant or Advisor. In the event that an Optionee who is an Employee, Officer, Director, Consultant or Advisor of the Company or its Affiliates shall cease to be employed by or perform services for the Company or its Affiliates prior to the Option's expiration date (other than upon the
     Optionee's death or Disability), the exercise of Options held by such Optionee shall be subject to such limitations on the periods of time during which such Options, except for Incentive Stock Options limitations under section 6(g)(i) herein, may be exercised as may be specified in the particular Option Agreement, as amended, between the Optionee and the Company. Whether authorized leave of absence or absence for military or governmental service shall constitute termination of employment for purposes of the Plan shall be determined by the Board in their sole and exclusive discretion. No provision of the Plan shall be construed so as to grant any individual the right to remain in the employ or service of the Company for any period of specific duration.

     (l) Recapitalization.
         ----------------

          (i) The number of shares issuable under the Plan and the number and amount of the Option Stock and the Option Price of outstanding Options may be proportionately adjusted by the Board, in its sole and exclusive discretion, for any increase or decrease in the number of issued shares of Stock resulting from a subdivision or consolidation of shares, or for the payment of a stock dividend, or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company in order to preclude the dilution or enlargement of benefits under the Plan.

          (ii) The Board, in its sole and exclusive discretion, may make such equitable adjustments to the Plan and outstanding Options as it deems appropriate in order to preclude the dilution or enlargement of benefits under the Plan, upon exchange of all of the outstanding stock of the Company for a different class or series of capital stock or the separation of assets of the Company, including a spin-off or other distribution of stock or property by the Company.

          (iii) If the Company shall be the surviving corporation in any merger or consolidation, each outstanding Option shall pertain to and apply to the securities to which a holder of the number of shares of Option Stock would have been entitled. A dissolution or liquidation of the Company, a merger (other than a merger the principal purpose of which is to change the state of the Company's incorporation) or consolidation in which the Company is not the surviving corporation, a reverse merger in which the Company is the surviving corporation but the Company's Common Stock outstanding immediately preceding the merger is converted by virtue of the merger into other property, or other capital reorganization in which more than fifty percent (50%) of the Company's Common Stock is exchanged (unless the dissolution or liquidation plan, merger or consolidation agreement or capital reorganization corporate documents expressly provide to the contrary) shall cause each outstanding Option to terminate, provided, that each Optionee shall, immediately prior to such event, have the right to exercise his or her Option in whole or in part, unless the Option in connection with such event is either to be assumed by the successor corporation or parent thereof, or to be replaced with a comparable option to purchase shares of the capital stock of the successor corporation or parent thereof, or the Option is to be replaced by a comparable cash incentive program of the successor corporation based on the value of the Option on the date of such event. Notwithstanding the preceding, if, within one (1) year from the date of such event, an Employee's employment is involuntarily terminated, then the Employee's outstanding Options, if any, shall become immediately exercisable.

          (iv) All adjustments required by the preceding paragraphs shall be made by the Board, whose determination in that respect shall be final, binding and conclusive, provided, that adjustments shall not be made in a manner that causes an Incentive Stock Option to fail to continue to qualify as an "incentive stock option" within the meaning of Code
          Section 422.

          (v) Except as expressly provided in this Paragraph 6(l), an Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class, or the payment of any stock dividend, or any other increase in the number of shares of stock of any class by reason of any dissolution, liquidation, merger, consolidation, reorganization, or separation of assets, and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or amount of the Option Stock or the Option Price of outstanding Options.

          (vi) The grant or existence of an Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge, consolidate, dissolve, liquidate or sell, or transfer all or any part of its business or assets.

     (m) Rights as a Shareholder. An Optionee shall not have rights as a shareholder with respect to any shares until the date of the issuance of a stock certificate to him or her for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date of issuance of such stock certificate, except as provided in Paragraph 6(l) above.

     (n) Modification, Extension and Renewal of Options. Subject to the terms and conditions of the Plan, the Board may modify (including lowering the Option Price or changing Incentive Stock Options into Non-Statutory Stock Options), extend or renew outstanding Options granted under the Plan, or accept the surrender of outstanding Options under this Plan and/or other stock option plans of the Company (to the extent not previously exercised) and authorize the granting of new Options in substitution therefor. Notwithstanding the foregoing, no modification of an Option shall, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted under the Plan.

     (o) Securities Compliance. The Company may require any Optionee, or any person to whom an Option is transferred under subsection 6(d), as a condition of exercising any such Option, (1) to give written assurances satisfactory to the Company as to the Optionee's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option; and (2) to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the Option for such person's own account and not with any present intention of selling or otherwise distributing the stock. These requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise of the Option has been registered under a then currently effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. Unless an Optionee could otherwise exercise a Stock Option or dispose of Stock delivered upon exercise of a Stock Option granted under the Plan without incurring liability under Section 16(b) of the Exchange Act, at least six months shall elapse from the date of acquisition of the Stock Option to the date of disposition of its underlying Stock.

     (p)  Transfer  and  Exercise  of  Options.  To the extent  required by Code
     Section 422, each Incentive Stock Option shall state that it is not transferable or assignable by Optionee otherwise than by will or the laws of descent and distribution, and that during an Optionee's lifetime, such Incentive Stock Option shall be exercisable only by the Optionee.

     (q) Other Provisions. Each Option Agreement may contain such other provisions, including without limitation, restrictions upon the exercise or transferability of the Option, as the Board may deem advisable. Any Incentive Stock Option Agreement shall contain such limitations and restrictions upon the exercise of the Incentive Stock Option as shall be necessary in order that such Incentive Stock Option shall be an "incentive stock option" as defined in Code Section 422, or to conform to any change in the law.

     (r) Withholding Taxes. When the Company becomes required to collect federal and state income and employment taxes in connection with the exercise of an Option ("withholding taxes"), the Optionee shall promptly pay to the Company the amount of such taxes in cash, unless the Board permits or requires payment in another form. Subject to such conditions as it may require, the Board, in its sole discretion, may allow an Optionee to reimburse the Company for payment of withholding taxes with shares of Stock. If an Optionee is a Reporting Person at the time of exercise and is given an election to pay any withholding taxes with Stock, the Board shall have sole discretion to approve or disapprove such election.

7.   Term of Plan.
     ------------

     The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall not extend beyond a date ten (10) years from the date of adoption hereof by the Board. No Incentive Stock Options or Non-statutory Stock Options may be granted under the Plan while the Plan is suspended or after it is terminated. Rights and obligations under any Option granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except with the consent of the person to whom the Option was granted.

8.   Amendment of Plan.
     -----------------

     With respect to any shares at the time not subject to Options, the Board may from time to time, insofar as permitted by law, suspend or discontinue the Plan or revise or amend the Plan in any respect whatsoever, except that, without approval of the stockholders, no such revision or amendment shall change the number of shares for which Options may be granted under the Plan, except as provided in Section 6(l), change the designation of the class of persons eligible to receive Options under the Plan, materially increase the benefits accruing to Optionees under the Plan, or decrease the price at which Incentive Stock Options may be granted. Furthermore, without the approval of the stockholders, the Plan may not be amended in any manner that will cause Incentive Stock Options issued under it to fail to meet the requirements of "incentive stock options" as defined in Code Section 422. The Board may amend the Plan from time to time to the extent necessary to comply with any applicable law, rule or other regulatory requirement.

9.   Application of Funds.
     --------------------

     The proceeds received by the Company from the sale of Stock pursuant to the exercise of an Option will be used for general corporate purposes.

10.  No Obligation to Exercise Option.
     --------------------------------

     The granting of an Option shall impose no obligation upon the Optionee to exercise such Option.

11.  Indemnification.
     ---------------

     In addition to such other rights of indemnification as they may have as Directors, Employees or agents of the Company, the Directors, or any individuals who are delegated authority by the Board to administer the Plan, shall be indemnified by the Company against: (i) their reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder; and (ii) against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company), or paid by them in satisfaction of a judgment in any such action,. suit or proceeding, except in actions to matters as to which it shall be adjudged in such action, suit or proceeding that such Director or individual is liable for negligence or misconduct in the performance of his duties; this indemnification is expressly conditioned upon the indemnified party, within ninety (90) days after institution of any such action, suit or proceeding, offering the Company in writing the opportunity, at its own expense, to handle and defend the same.

12.  Approval of Stockholders.
     -------------------------

     The portions of the Plan dealing with Incentive Stock Options shall not take effect unless approved by the stockholders of the Company's preferred (if any) and Common Stock, which approval must occur within a period commencing twelve (12) months before and ending twelve (12) months after the date the Plan is adopted by the Board. Nothing in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including the right of the Company to grant Non-Statutory Options for proper corporate purposes.

Exhibit 23.1 - Consent of Williams & Webster, PS



                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                        Bank of America Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111



Board of Directors
Historical Autographs U.S.A., Inc.
Spokane, Washington


Consent of Certified Public Accountants

We consent to the use of our report dated January 19, 2001, on the financial statement of Historical Autographs U.S.A., Inc. as of December 31, 2000 and 1999 and the years then ended, and the inclusion of our name under the heading "Experts" in the Form 10-SB Registration Statement filed with the Securities and Exchange Commission.

S/S Williams & Webster, P.S.
Spokane, Washington


August 30, 2001





















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